Exhibit 99.1

TD Bank Group Reports First Quarter 2023 Results Report to Shareholders • Three months ended January 31, 2023

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:
•	Reported diluted earnings per share were $0.82, compared with $2.02.
•	Adjusted diluted earnings per share were $2.23, compared with $2.08.
•	Reported net income was $1,582 million, compared with $3,733 million.
•	Adjusted net income was $4,155 million, compared with $3,833 million.
FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of acquired intangibles of $54 million ($46 million after-tax or 3 cents per share), compared with $67 million ($59 million after-tax or 3 cents per share) in the first quarter last year.
•
Acquisition and integration charges related to the Schwab transaction of $34 million ($28 million after-tax
or 2 cents per share), compared with $50 million ($41 million after-tax
or 2 cents per share) in the first quarter last year.

•	Acquisition and integration-related charges for pending acquisitions of $127 million ($96 million after-tax or 5 cents per share).
•	Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, net loss of $876 million ($660 million after-tax or 36 cents per share).
•	Stanford litigation settlement of $1,603 million ($1,158 million after-tax or 63 cents per share).
•	Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022 of $585 million ($585 million after-tax or 32 cents per share).
TORONTO
,
March 2, 2023
 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter January 31, 2023. Reported earnings were $1.6 billion, down 58% compared with the first quarter last year, and adjusted earnings were $4.2 billion, up 8%.
“TD had a strong start to 2023 with Canadian and U.S. retail businesses delivering robust revenue growth and record earnings, demonstrating the benefits of our diversified business mix,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “We continued to invest to strengthen our businesses and deliver the legendary customer experiences our customers and clients have come to expect from TD.”
“Yesterday, we announced the close of the Cowen Inc. acquisition, an important step forward in the expansion of our global dealer. TD Securities now has 6,500 colleagues in 40 cities around the world and is able to serve clients with an even broader product and services offering,” added Masrani.
Canadian Personal and Commercial Banking delivered record earnings and strong customer activity
Canadian Personal and Commercial Banking net income was $1,729 million, an increase of 7% compared with the first quarter last year reflecting higher margins and volume growth. Revenue was $4,589 million, an increase of 17%, which represents the fifth consecutive quarter of record revenue.
Canadian Personal and Commercial Banking started the year with strong momentum, delivering a record quarter for new chequing account openings and credit card activations. The Canadian Personal Bank also had record account openings in the first quarter for New to Canada customers and announced an exclusive relationship with CanadaVisa to help newcomers navigate financial services as they settle in Canada. To further its support of Black business owners, the Canadian Business Bank launched the Black Entrepreneur Credit Access Program, which seeks to improve access to credit, wealth management, and specialized advice.
The U.S. Retail Bank delivered strong earnings backed by continued momentum
U.S. Retail reported record net income of $1,589 million (US$1,177 million), an increase of 25% (17% in U.S. dollars) compared with the first quarter last year. On an adjusted basis, net income was a record $1,669 million (US$1,236 million), an increase of 31% (23% in U.S. dollars). Reported net income included acquisition and integration-related charges for the First Horizon Corporation (“First Horizon”) acquisition of $106 million (US$78 million) or $80 million (US$59 million)
after-tax.
The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $301 million (US$222 million) in earnings, an increase of 19% (11% in U.S. dollars) compared with the first quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported record net income of $1,288 million (US$955 million), an increase of 26% (18% in U.S. dollars) from the first quarter last year. On an adjusted basis, net income of $1,368 million (US$1,014 million) was also a record.
The U.S. Retail Bank delivered strong loan growth of 9% (10% excluding Paycheck Protection Program (PPP) loan volumes) year-over-year, supported by personal loan growth of 11% and business loan growth of 6% (9% excluding PPP). Personal deposits remained flat despite high inflation and the rising interest rate environment and business deposits declined 4% year-over-year.
TD Bank, America’s Most Convenient Bank
®
(TD AMCB) enhanced its advice capabilities, by executing on the strategy of co-locating
retail and wealth advisors to deepen customer relationships. TD AMCB continued to deliver robust growth in mortgage and home equity originations to minority households and was recognized as one of America’s Best Employers for Veterans by Forbes for the third consecutive year.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 1

On February 15, 2023, TD AMCB announced a five-year Community Benefits Plan with an estimated US$50 billion impact to local communities across its expanded footprint following the approval and close of TD’s planned acquisition of First Horizon.
The closing of the First Horizon transaction is subject to customary closing conditions, including U.S. and Canadian regulatory approvals, which are not expected to be obtained by the outside date of May 27, 2023.
“TD is fully committed to the transaction and we are in discussions with First Horizon about a potential further extension beyond May 27 th
,” said Masrani. “This is a great transaction that offers scale and new capabilities for the U.S. bank.”
Wealth Management and Insurance delivered solid performance amid challenging market conditions
Wealth Management and Insurance net income was $550 million, a decrease of 14% compared with the first quarter last year amid challenging market conditions. This quarter’s revenue growth of 4% underscored the strength of the segment’s diversified business model as higher insurance revenue and net interest income largely offset the impact of market volatility and trading normalization.
TD’s investments in customer-centric innovation continued to drive market momentum and gain recognition, with TD Direct Investing ranked as the #1 Direct Investing Brokerage in Canada by the Globe and Mail, and TD Asset Management was ranked as the #1 Money Manager for Canadian Pension Assets
1
. TD insurance opened a second Auto Centre in Nova Scotia, extending its ability to drive superior experiences to more customers while lowering claims severity in the face of inflationary pressures.
Wholesale Banking’s performance reflects strength of diversified business model
Wholesale Banking reported net income for the quarter was $331 million, a decrease of $103 million, or 24%, compared with the first quarter last year, reflecting higher non-interest
expenses and PCL. On an adjusted basis, net income was $347 million, a decrease of $87 million, or 20%. Revenue was flat with lower underwriting and trading revenues offset by higher global transaction banking and lending revenues.
TD Securities continued to lead important Environmental, Social, and Governance (ESG) mandates, including acting as joint bookrunner on the Government of Canada’s $500 million Ukraine Sovereignty Bond to assist the Government of Ukraine in providing essential services and restoring energy infrastructure.
Capital
TD’s Common Equity Tier 1 Capital ratio was 15.5%.
Conclusion
“As the economic landscape continues to evolve, we remain committed to helping our customers and clients navigate change and achieve their financial goals,” said Masrani. “I want to thank our colleagues around the globe for continuing to live our purpose and deliver for our customers every day.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

1	TD Asset Management received the highest score in the Benefits Canada 2022 Top 40 Money Managers Report for Canadian Assets Under Management, Canadian Pension Assets.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the first quarter 2023 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2022 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2023	SFI First Quarter 2023	SRD First Quarter 2023	Annual Report 2022

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				82-87, 91, 97-100, 111-113
	3	Describe and discuss top and emerging risks.				75-81
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	28, 41			71, 108
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				83-86
	6	Description of the bank’s risk culture and procedures applied to support the culture.				82-83
	7	Description of key risks that arise from the bank’s business models and activities.				70, 82, 87-114
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	31			69, 86, 94, 111
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	25-28, 74		1-3, 6	66-68, 71-72, 220
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	66
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				67-69, 111
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-12		69-70
	14	Analysis of capital requirements for each method used for calculating RWA.			10	88-91, 93-94
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	90, 94, 98
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	33-35, 37-38			100-102, 104-105
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	36			103, 215
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43			108-110
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	36-41			105-108
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	30			92
	23	Breakdown of significant trading and non-trading market risk factors.	30-32			92, 95-96
	24	Significant market risk measurement model limitations and validation procedures.	31			93-96, 98
	25	Primary risk management techniques beyond reported risk measures and parameters.	31			93-96
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	22-25, 60-66	20-35	1-5, 10-11, 13-60	53-65, 87-91, 170-177, 187, 190-191, 218-219
	27	Description of the bank’s policies for identifying impaired loans.	66			61, 146-147, 153, 177
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	23, 62-64	24, 28		59, 173-175
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	90, 158, 181-183, 187, 190-191
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				90, 150, 158
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				97-99, 111-114
	32	Discuss publicly known risk events related to other risks.	72, 74			81, 212-214

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	Significant and Subsequent Events, and Pending Acquisitions
7	How We Performed
10	Financial Results Overview
13	How Our Businesses Performed
20	Quarterly Results
21	Balance Sheet Review
22	Credit Portfolio Quality
25	Capital Position
29	Managing Risk
44	Securitization and Off-Balance Sheet Arrangements
44	Accounting Policies and Estimates

45	Changes in Internal Control over Financial Reporting
46	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
49	Interim Consolidated Balance Sheet
50	Interim Consolidated Statement of Income
51	Interim Consolidated Statement of Comprehensive Income
52	Interim Consolidated Statement of Changes in Equity
53	Interim Consolidated Statement of Cash Flows
54	Notes to Interim Consolidated Financial Statements

75	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three months ended January 31, 2023, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2022 Consolidated Financial Statements and related Notes and 2022 MD&A. This MD&A is dated March 1, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2022 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2022 Annual Information Form, is available on the Bank’s website at
http://www.td.com
, as well as on SEDAR at
http://www.sedar.com
and on the SEC’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4

 TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Results of operations
Total revenue – reported	$12,226	$15,563	$11,281
Total revenue – adjusted 1	13,102	12,247	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756
Non-interest expenses – reported	8,316	6,545	5,967
Non-interest expenses – adjusted 1	6,541	6,430	5,897
Net income – reported	1,582	6,671	3,733

Net income – adjusted 1	4,155	4,065	3,833
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$836.7	$831.0	$743.6
Total assets	1,928.3	1,917.5	1,778.6
Total deposits	1,220.6	1,230.0	1,159.5
Total equity	111.8	111.4	102.0

Total risk-weighted assets 2	531.6	517.0	470.9
Financial ratios
Return on common equity (ROE) – reported 3	5.9%	26.5%	15.3%
Return on common equity – adjusted 1	16.1	16.0	15.7
Return on tangible common equity (ROTCE) 1	8.0	35.4	20.6
Return on tangible common equity – adjusted 1	21.1	21.2	20.8
Efficiency ratio – reported 3	68.0	42.1	52.9
Efficiency ratio – adjusted 1,3	49.9	52.5	52.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.32	0.29	0.04
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$0.82	$3.62	$2.03
Diluted	0.82	3.62	2.02
Dividends per share	0.96	0.89	0.89
Book value per share 3	55.01	55.00	53.00
Closing share price 4	92.06	87.19	101.81
Shares outstanding (millions)
Average basic	1,820.7	1,812.1	1,820.5
Average diluted	1,823.1	1,814.4	1,824.1
End of period	1,828.9	1,820.7	1,816.5
Market capitalization (billions of Canadian dollars)	$168.4	$158.7	$184.9
Dividend yield 3	4.3%	4.2%	3.7%
Dividend payout ratio 3	116.5	24.6	44.0
Price-earnings ratio 3	11.1	9.2	12.8

Total shareholder return (1 year) 3	(5.7)	0.9	45.8
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$2.24	$2.18	$2.08
Diluted	2.23	2.18	2.08
Dividend payout ratio	42.9%	40.8%	42.8%

Price-earnings ratio	10.8	10.4	12.5
Capital ratios 2
Common Equity Tier 1 Capital ratio	15.5%	16.2%	15.2%
Tier 1 Capital ratio	17.5	18.3	16.3
Total Capital ratio	19.9	20.7	19.0
Leverage ratio	4.8	4.9	4.4
TLAC ratio	36.6	35.2	28.6

TLAC Leverage ratio	9.9	9.4	7.6
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The results of the acquired business will be consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment.
Pending Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock).
First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing.
On February 9, 2023, the parties announced they had mutually agreed to extend the outside date to May 27, 2023, in accordance with the terms of the merger agreement. The closing of the transaction is subject to customary closing conditions, including approvals from U.S. and Canadian regulatory authorities, which now are not expected to be obtained prior to May 27, 2023. Regulatory approvals are not within the Bank’s control.
If the merger does not close by May 27, 2023, then an amendment to the merger agreement would be required to further extend the outside date. TD and First Horizon are discussing a potential further extension.
The Bank has implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.
The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
Since the
de-designation,
mark-to-market
gains (losses) on these swaps are recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three months ended January 31, 2023, the Bank reported ($998) million in non-interest
income related to the
mark-to-market
on the swaps, and $122 million in net interest income related to the basis adjustment amortization. In addition, for the three months ended January 31, 2023, the Bank reported $251 million in non-interest
income related to the net interest earned on the swaps.
Based on the estimated financial performance and balance sheets of the Bank and First Horizon, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the First Horizon acquisition.
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill C-32,
Fall Economic Statement Implementation Act, 2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
Stanford Litigation Settlement
On February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”). Once the settlement is approved by the Court, the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.9 trillion in assets on January 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting
common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. For further details, refer to Note 7 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements.
On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, deposits can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab has requested some operational flexibility such that the sweep deposit balances may fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$7,733	$7,630	$6,302

Non-interest income	4,493	7,933	4,979
Total revenue	12,226	15,563	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756

Non-interest expenses	8,316	6,545	5,967
Income before income taxes and share of net income from investment in Schwab	2,244	7,678	4,486
Provision for (recovery of) income taxes	947	1,297	984

Share of net income from investment in Schwab	285	290	231
Net income – reported	1,582	6,671	3,733

Preferred dividends and distributions on other equity instruments	83	107	43
Net income available to common shareholders	$1,499	$6,564	$3,690

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Operating results – adjusted
Net interest income 6	$7,862	$7,627	$6,302

Non-interest income 1,6	5,240	4,620	4,979
Total revenue	13,102	12,247	11,281
Provision for (recovery of) credit losses	690	617	72
Insurance claims and related expenses	976	723	756

Non-interest expenses 2	6,541	6,430	5,897
Income before income taxes and share of net income from investment in Schwab	4,895	4,477	4,556
Provision for (recovery of) income taxes	1,068	747	1,001

Share of net income from investment in Schwab 3	328	335	278
Net income – adjusted	4,155	4,065	3,833

Preferred dividends and distributions on other equity instruments	83	107	43

Net income available to common shareholders – adjusted	4,072	3,958	3,790
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(54)	(57)	(67)
Acquisition and integration charges related to the Schwab transaction 5	(34)	(18)	(50)
Acquisition and integration-related charges for pending acquisitions 2	(127)	(85)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition 6	(876)	2,319	–
Stanford litigation settlement 2	(1,603)	–	–
Gain on sale of Schwab shares 1	–	997	–
Less: Impact of income taxes
Amortization of acquired intangibles	(8)	(6)	(8)
Acquisition and integration charges related to the Schwab transaction 5	(6)	(2)	(9)
Acquisition and integration-related charges for pending acquisitions	(31)	(20)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	(216)	578	–
Stanford litigation settlement	(445)	–	–
Gain on sale of Schwab shares	–	–	–

Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022 7	585	–	–

Total adjustments for items of note	(2,573)	2,606	(100)

Net income available to common shareholders – reported	$1,499	$6,564	$3,690
1	Adjusted non-interest income excludes the following item of note:
i.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – Q4 2022: $997 million. This amount is reported in the Corporate segment.

2	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q1 2023: $24 million, Q4 2022: $24 million, Q1 2022: $33 million. These charges are reported in the Corporate segment;
ii.
The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2023: $21 million, Q4 2022: $6 million, Q1 2022: $37 million. These costs are reported in the Corporate segment; and

iii.
Acquisition and integration-related charges for pending acquisitions – Q1 2023: $127 million, Q4 2022: $85 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

iv.
Stanford litigation settlement – Q1 2023: $1,603 million. This is reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

3	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q1 2023: $30 million, Q4 2022: $33 million, Q1 2022: $34 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q1 2023: $13 million, Q4 2022: $12 million, Q1 2022: $13 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

6
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate segment: i)
mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – Q1 2023: ($998) million, Q4 2022: $2,208 million, ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – Q1 2023: $122 million, Q4 2022: $111 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – Q1 2023: $251 million, Q4 2022: $108 million. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

7
CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)		For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Basic earnings per share – reported	$0.82	$3.62	$2.03

Adjustments for items of note	1.41	(1.44)	0.05

Basic earnings per share – adjusted	$2.24	$2.18	$2.08
Diluted earnings per share – reported	$0.82	$3.62	$2.02

Adjustments for items of note	1.41	(1.44)	0.05

Diluted earnings per share – adjusted	$2.23	$2.18	$2.08
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
TD Bank, National Association (TD Bank, N.A.)	$2	$1	$5
Schwab 1	30	33	34
MBNA Canada	1	1	3
Aeroplan	2	1	4

Other	11	15	13
Included as items of note	46	51	59

Software and asset servicing rights	90	95	97

Amortization of intangibles, net of income taxes	$136	$146	$156
1	Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022

Average common equity	$100,337	$98,199	$95,829
Net income available to common shareholders – reported	1,499	6,564	3,690

Items of note, net of income taxes	2,573	(2,606)	100
Net income available to common shareholders – adjusted	$4,072	$3,958	$3,790
Return on common equity – reported	5.9%	26.5%	15.3%
Return on common equity – adjusted	16.1	16.0	15.7
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022

Average common equity	$100,337	$98,199	$95,829
Average goodwill	17,486	17,334	16,519
Average imputed goodwill and intangibles on investments in Schwab	6,160	6,374	6,585
Average other acquired intangibles 1	442	463	526

Average related deferred tax liabilities	(174)	(172)	(172)

Average tangible common equity	76,423	74,200	72,371
Net income available to common shareholders – reported	1,499	6,564	3,690

Amortization of acquired intangibles, net of income taxes	46	51	59
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	1,545	6,615	3,749

Other items of note, net of income taxes	2,527	(2,657)	41
Net income available to common shareholders – adjusted	$4,072	$3,958	$3,790
Return on tangible common equity	8.0%	35.4%	20.6%

Return on tangible common equity – adjusted	21.1	21.2	20.8
1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 9

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2023 vs. January 31, 2022 Increase (Decrease)
U.S. Retail Bank
Total revenue	$231
Non-interest expenses – reported	127

Non-interest expenses – adjusted 1	121
Net income – reported, after-tax	79
Net income – adjusted, after-tax 1	84

Share of net income from investment in Schwab 2	21
U.S. Retail segment net income – reported, after tax	100
U.S. Retail segment net income – adjusted, after tax 1	105
Earnings per share (Canadian dollars)
Basic – reported	$0.06
Basic – adjusted 1	0.06
Diluted – reported	0.06

Diluted – adjusted 1	0.06

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended
	January 31 2023	January 31 2022

U.S. dollar	$0.741	$0.790

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the first quarter of 2023. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the three months ended January 31, 2023, increased 7% from the same period last year.
•	Adjusted ROTCE for the three months ended January 31, 2023, was 21.1%.
•	For the twelve months ended January 31, 2023, the total shareholder return was -5.7% compared to the Canadian peer average of -10.4%.
Net Income
Quarterly comparison – Q1 2023 vs. Q1 2022
Reported net income for the quarter was $1,582 million, a decrease of $2,151 million, or 58%, compared with the first quarter last year primarily reflecting the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, and the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022. On an adjusted basis, net income for the quarter was $4,155 million, an increase of $322 million, or 8%, compared with the first quarter last year reflecting higher revenues, partially offset by higher non-interest
expenses and higher PCL.
By segment, the decrease in reported net income reflects a decrease in the Corporate segment of $2,390 million, a decrease in Wholesale Banking of $103 million, and a decrease in Wealth Management and Insurance of $86 million, partially offset by an increase in U.S. Retail of $317 million, and an increase in Canadian Personal and Commercial Banking of $111 million.
Quarterly comparison – Q1 2023 vs. Q4 2022
Reported net income for the quarter decreased $5,089 million, or 76%, compared with the prior quarter primarily reflecting a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition compared with a net gain in the prior quarter, the Stanford litigation settlement, gain on the sale of Schwab shares in the prior quarter, and the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022. On an adjusted basis, net income for the quarter increased $90 million, or 2%, compared with the prior quarter reflecting higher revenues. This was partially offset by higher insurance claims and related expenses, favourable tax impact in the prior quarter of earnings mix and the recognition of unused tax losses, higher non-interest
expenses, and higher PCL.
By segment, the decrease in reported net income reflects a decrease in the Corporate segment of $5,278 million, partially offset by an increase in Wholesale Banking of $70 million, an increase in U.S. Retail of $50 million, an increase in Canadian Personal and Commercial Banking of $35 million, and an increase in Wealth Management and Insurance of $34 million.
Net Interest Income
Quarterly comparison – Q1 2023 vs. Q1 2022
Reported net interest income for the quarter was $7,733 million, an increase of $1,431 million, or 23%, compared with the first quarter last year reflecting margin and volume growth in the personal and commercial banking businesses, and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking. Adjusted net interest income was $7,862 million, an increase of $1,560 million, or 25%, compared with the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 10

By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $1,054 million, an increase in Canadian Personal and Commercial Banking of $663 million, and an increase in Wealth Management and Insurance of $72 million, partially offset by a decrease in Wholesale Banking of $184 million, and a decrease in the Corporate segment of $174 million.
Quarterly comparison – Q1 2023 vs. Q4 2022
Reported net interest income for the quarter increased $103 million, or 1%, compared with the prior quarter, primarily reflecting margin growth in the personal and commercial banking businesses, and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking. Adjusted net interest income increased $235 million, or 3%, compared with the prior quarter.
By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $212 million, an increase in Canadian Personal and Commercial Banking of $151 million, and an increase in Wealth Management and Insurance of $9 million, partially offset by a decrease in Wholesale Banking of $158 million, and a decrease in the Corporate segment of $111 million.
Non-Interest
Income
Quarterly comparison – Q1 2023 vs. Q1 2022
Reported
non-interest
income for the quarter was $4,493 million, a decrease of $486 million, or 10%, compared with the first quarter last year, primarily reflecting the net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Adjusted non-interest
income was $5,240 million, an increase of $261 million, or 5%, reflecting higher trading revenues in Wholesale Banking, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes, partially offset by lower transaction and fee-based revenue in the wealth business and lower overdraft fees in U.S. Retail.
By segment, the decrease in reported
non-interest
income reflects a decrease in the Corporate segment of $632 million, and a decrease in U.S. Retail of $75 million, partially offset by an increase in Wholesale Banking of $183 million, an increase in Wealth Management and Insurance of $32 million, and an increase in Canadian Personal and Commercial Banking of $6 million.
Quarterly comparison – Q1 2023 vs. Q4 2022
Reported
non-interest
income for the quarter decreased $3,440 million, or 43%, compared with the prior quarter, primarily reflecting the net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition compared with a net gain in the prior quarter, and a gain on the sale of Schwab shares in the prior quarter. Adjusted non-interest
income increased $620 million, or 13%, reflecting higher trading revenues in Wholesale Banking, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and markdowns in certain loan underwriting commitments in the prior quarter in Wholesale Banking, partially offset by lower fee-based
revenue in the personal and commercial banking businesses.
By segment, the decrease in reported
non-interest
income reflects a decrease in the Corporate segment of $3,988 million, a decrease in U.S. Retail of $42 million, and a decrease in Canadian Personal and Commercial Banking of $16 million, partially offset by an increase in Wholesale Banking of $344 million, and an increase in Wealth Management and Insurance of $262 million.
Provision for Credit Losses
Quarterly comparison – Q1 2023 vs. Q1 2022
PCL for the quarter was $690 million, an increase of $618 million, compared with the first quarter last year. PCL – impaired was $553 million, an increase of $224 million, or 68%, reflecting some further normalization of credit performance. PCL – performing was $137 million, compared with a recovery of $257 million in the prior year. The performing build this quarter reflects volume growth and some further normalization of credit performance. Total PCL for the quarter as an annualized percentage of credit volume was 0.32%.
By segment, PCL was higher by $295 million in Canadian Personal & Commercial Banking, by $179 million in U.S. Retail, by $108 million in the Corporate segment, by $37 million in Wholesale Banking, and lower by $1 million in Wealth Management and Insurance.
Quarterly comparison – Q1 2023 vs. Q4 2022
PCL increased $73 million compared with prior quarter. PCL – impaired increased by $99 million, or 22%, reflecting some further normalization of credit performance. PCL – performing decreased by $26 million, or 16%. The performing build this quarter reflects volume growth and some further normalization of credit performance. Total PCL for the quarter as an annualized percentage of credit volume was 0.32%.
By segment, PCL was higher by $98 million in Canadian Personal & Commercial Banking, by $6 million in Wholesale Banking, lower by $25 million in U.S. Retail, and by $6 million in the Corporate segment.

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Personal and Commercial Banking	$220	$184	$150
U.S. Retail	212	166	125
Wealth Management and Insurance	–	–	–
Wholesale Banking	1	24	(4)

Corporate 2	120	80	58
Total provision for (recovery of) credit losses – Stage 3	553	454	329

Provision for (recovery of) credit losses – Stage 1 and Stage 2 (performing)
Canadian Personal and Commercial Banking	107	45	(118)
U.S. Retail	(12)	59	(104)
Wealth Management and Insurance	–	–	1
Wholesale Banking	31	2	(1)

Corporate 2	11	57	(35)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	137	163	(257)
Total provision for (recovery of) credit losses	$690	$617	$72

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 11

Insurance claims and related expenses
Quarterly comparison – Q1 2023 vs. Q1 2022
Insurance claims and related expenses were $976 million, an increase of $220 million, or 29%, compared with the first quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, increased driving activity and inflationary costs, partially offset by fewer severe weather-related events.
Quarterly comparison – Q1 2023 vs. Q4 2022
Insurance claims and related expenses increased $253 million, or 35%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income and less favourable prior years’ claims development.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q1 2023 vs. Q1 2022
Reported
non-interest
expenses were $8,316 million, an increase of $2,349 million, or 39%, compared with the first quarter last year, reflecting the Stanford litigation settlement, higher employee-related expenses, the impact of foreign exchange translation, higher acquisition and integration-related charges, and higher spend supporting business growth. Adjusted non-interest
expenses were $6,541 million, an increase of $644 million, or 11%, compared with the first quarter last year.
By segment, the increase in reported
non-interest
expenses reflects an increase in the Corporate segment of $1,580 million, an increase in U.S. Retail of $474 million, an increase in Canadian Personal and Commercial Banking of $174 million, an increase in Wholesale Banking of $119 million, and an increase in Wealth Management and Insurance of $2 million.
The Bank’s reported efficiency ratio was 68.0% compared to 52.9% in the first quarter last year. The Bank’s adjusted efficiency ratio was 49.9%, compared with 52.3% in the first quarter last year.
Quarterly comparison – Q1 2023 vs. Q4 2022
Reported
non-interest
expenses for the quarter increased $1,771 million, or 27%, compared with the prior quarter reflecting the Stanford litigation settlement, higher employee-related expenses, partially offset by lower professional and advisory spend. Adjusted non-interest
expenses increased $111 million, or 2%, compared with the prior quarter.
By segment, the increase in reported
non-interest
expenses reflects an increase in the Corporate segment of $1,679 million, an increase in U.S. Retail of $95 million, an increase in Wholesale Banking of $81 million, partially offset by a decrease in Canadian Personal and Commercial Banking of $58 million, and a decrease in Wealth Management and Insurance of $26 million.
The Bank’s reported efficiency ratio was 68.0% compared with 42.1% in the prior quarter. The Bank’s adjusted efficiency ratio was 49.9%, compared with 52.5% in the prior quarter.
Income Taxes
As discussed in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective income tax rate on a reported basis was 42.2% for the current quarter, compared with 21.9% in the first quarter last year and 16.9% in the prior quarter. The year-over-year increase primarily reflects the tax adjustments associated with the implementation of the CRD and the 1.5% Canadian federal tax rate increase, partially offset by the remeasurement of certain Canadian deferred tax assets and liabilities arising from the tax rate increase and favourable earnings mix. The quarter-over-quarter increase primarily reflects tax adjustments associated with the CRD and the tax rate increase, as well as favourable items in the prior quarter, partially offset by the remeasurement of certain Canadian deferred tax assets and liabilities.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 21.8% for the current quarter, compared with 22.0% in the first quarter last year and 16.7% in the prior quarter. The year-over-year decrease primarily reflects favourable earnings mix, partially offset by the 1.5% Canadian federal tax rate increase related to fiscal 2023 income. The quarter-over-quarter increase primarily reflects favourable items in the prior quarter. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023		October 31 2022		January 31 2022
Income taxes at Canadian statutory income tax rate	$623	27.8%	$2,016	26.3%	$1,178	26.3%
Increase (decrease) resulting from:
Dividends received	(27)	(1.2)	(28)	(0.4)	(32)	(0.7)
Rate differentials on international operations 1	(227)	(10.1)	(523)	(6.8)	(171)	(3.8)

Other	578	25.7	(168)	(2.2)	9	0.1
Provision for income taxes and effective income tax rate – reported	$947	42.2%	$1,297	16.9%	$984	21.9%
Total adjustments for items of note	121		(550)		17
Provision for income taxes and effective income tax rate – adjusted	$1,068	21.8%	$747	16.7%	$1,001	22.0%

1	These amounts reflect tax credits as well as international business mix.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 12

ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track to slow in calendar 2023, but to a lesser degree than previously expected. Europe’s economy has avoided the worst-case scenario on its energy crisis and the sudden end of zero-COVID
policies in China is expected to provide an earlier lift to its economic prospects. In North America,
COVID-19
is no longer factoring into the economic outlook, but its legacy of high domestic inflation and tight labour markets has led central banks to raise policy rates at the fastest pace in roughly four decades. The impact of this dramatic increase is expected to be the primary influence dampening the economic outlook in 2023.
The U.S. economy expanded by 2.7% annualized in the fourth calendar quarter of 2022. However, headline growth was boosted by temporary factors. In contrast, underlying domestic demand grew by a more modest 0.7% annualized, as the ongoing downturn in the housing market weighed on the economy. Consumer spending growth remained resilient, advancing 1.4% annualized, as a strong labour market continued to support income growth.
Higher interest rates are expected to continue to weigh on economic growth in 2023, and lead to eventual cooling in the job market. As of January, the unemployment rate was 3.4%, the lowest level in over 50 years. Inflation has shown signs of cooling, particularly for consumer goods. However, services inflation has been more persistent. Measures of underlying services inflation continue to run well above the U.S. Federal Reserve’s 2% target.
Inflation has kept the Federal Reserve tightening monetary policy, but at a more measured pace as it weighs the cumulative effect of 450 basis points (bps) of hikes over the past year. TD Economics expects interest rate hikes of 25 bps to occur at the March and May meetings, taking the Federal Funds rate to a range of
5.00-5.25%.
Continued strength in the labour market and inflation may lead to further interest rate increases thereafter, as the Federal Reserve monitors the incoming economic and financial data between meetings. Given the large increase in interest rates over the past year, the risk of a recession remains elevated.
The Canadian economy has begun to slow after growing at a very healthy pace in the first half of calendar 2022. The housing market has continued to weaken, due to higher borrowing costs, and the downturn is weighing on economic growth. Canadian inflation has also begun to cool, although the labour market remains quite strong with the unemployment rate at 5.0% in January 2023. With the aggregate spending of households and businesses expected to stagnate in the coming quarters, TD Economics expects job market conditions to ease. Given the weak growth backdrop and uncertainty surrounding the impact of past interest rate hikes on highly indebted Canadian households, the risk of recession also remains elevated in Canada.
The Bank of Canada raised its overnight interest rate by 25 bps in January, to 4.50%. It signalled an intention to pause its rate-hike cycle provided the economy and inflation continue to slow in line with its outlook. The Canadian dollar is expected to hover around the mid-70
U.S. cent range in calendar 2023.

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $57 million, compared with $36 million in the prior quarter and $38 million in the first quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 13

TABLE 11:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$3,539	$3,388	$2,876

Non-interest income	1,050	1,066	1,044
Total revenue	4,589	4,454	3,920
Provision for (recovery of) credit losses – impaired	220	184	150

Provision for (recovery of) credit losses – performing	107	45	(118)
Total provision for (recovery of) credit losses	327	229	32
Non-interest expenses	1,863	1,921	1,689

Provision for (recovery of) income taxes	670	610	581
Net income	$1,729	$1,694	$1,618
Selected volumes and ratios
Return on common equity 1	39.9%	41.9%	43.0%
Net interest margin (including on securitized assets) 2	2.80	2.70	2.44

Efficiency ratio	40.6	43.1	43.1
Number of Canadian retail branches	1,060	1,060	1,062

Average number of full-time equivalent staff	28,803	28,936	27,871

1	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

Quarterly comparison – Q1 2023 vs. Q1 2022
Canadian Personal and Commercial Banking net income for the quarter was $1,729 million, an increase of $111 million, or 7%, compared with the first quarter last year, reflecting higher revenue, partially offset by higher PCL and non-interest
expenses. The annualized ROE for the quarter was 39.9%, compared with 43.0% in the first quarter last year.
Revenue for the quarter was $4,589 million, an increase of $669 million, or 17%, compared with the first quarter last year.
Net interest income was $3,539 million, an increase of $663 million, or 23%, compared with the first quarter last year, reflecting higher margins and volume growth. Average loan volumes increased $37 billion, or 8%, reflecting 6% growth in personal loans and 14% growth in business loans. Average deposit volumes increased $14 billion, or 3%, reflecting 8% growth in personal deposits, and 5% decline in business deposits. Net interest margin was 2.80%, an increase of 36 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $1,050 million, an increase of $6 million, or 1%.
PCL was $327 million, an increase of $295 million, compared with the first quarter last year. PCL – impaired for the quarter was $220 million, an increase of $70 million, or 47%, reflecting some further normalization of credit performance. PCL – performing was $107 million, compared with a recovery of $118 million in the prior year. The performing build this quarter reflects some further normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 22 bps compared with the first quarter last year.
Non-interest
expenses for the quarter were $1,863 million, an increase of $174 million, or 10%, compared with the first quarter last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses.
The efficiency ratio for the quarter was 40.6%, compared with 43.1% in the first quarter last year.
Quarterly comparison – Q1 2023 vs. Q4 2022
Canadian Personal and Commercial Banking net income for the quarter was $1,729 million, an increase of $35 million, or 2%, compared with the prior quarter, reflecting higher revenue and lower non-interest
expenses, partially offset by higher PCL. The annualized ROE for the quarter was 39.9%, compared with 41.9%, in the prior quarter.
Revenue increased $135 million, or 3%, compared with the prior quarter. Net interest income increased $151 million, or 4% reflecting higher margins and volume growth. Average loan volumes increased $4 billion, or 1%, reflecting relatively flat personal loans growth and 3% growth in business loans. Average deposit volumes increased $3 billion, or 1%, reflecting 1% growth in personal deposits and 1% decline in business deposits. Net interest margin was 2.80%, an increase of 10 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income decreased $16 million, or 2% reflecting lower fee revenue.
PCL increased by $98 million compared with the prior quarter. PCL – impaired increased by $36 million, or 20%, reflecting some further normalization of credit performance. PCL – performing increased by $62 million. The performing build this quarter reflects some further normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 8 bps.
Non-interest
expenses decreased $58 million, or 3%, compared with the prior quarter reflecting lower marketing costs, and lower non-credit
provisions, partially offset by higher technology costs.
The efficiency ratio was 40.6%, compared with 43.1%, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 14

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2023	October 31 2022	January 31 2022
Net interest income	$3,169	$2,957	$2,115

Non-interest income	596	638	671
Total revenue	3,765	3,595	2,786
Provision for (recovery of) credit losses – impaired	212	166	125

Provision for (recovery of) credit losses – performing	(12)	59	(104)
Total provision for (recovery of) credit losses	200	225	21
Non-interest expenses – reported	2,071	1,976	1,597
Non-interest expenses – adjusted 1,2	1,965	1,909	1,597
Provision for (recovery of) income taxes – reported	206	165	148

Provision for (recovery of) income taxes – adjusted 1	232	181	148

U.S. Retail Bank net income – reported	1,288	1,229	1,020
U.S. Retail Bank net income – adjusted 1	1,368	1,280	1,020

Share of net income from investment in Schwab 3,4	301	310	252
Net income – reported	$1,589	$1,539	$1,272
Net income – adjusted 1	1,669	1,590	1,272

U.S. Dollars
Net interest income	$2,349	$2,220	$1,671

Non-interest income	442	479	530
Total revenue	2,791	2,699	2,201
Provision for (recovery of) credit losses – impaired	158	125	99

Provision for (recovery of) credit losses – performing	(9)	44	(82)
Total provision for (recovery of) credit losses	149	169	17
Non-interest expenses – reported	1,535	1,482	1,261
Non-interest expenses – adjusted 1,2	1,457	1,432	1,261
Provision for (recovery of) income taxes – reported	152	122	117

Provision for (recovery of) income taxes – adjusted 1	171	135	117
U.S. Retail Bank net income – reported	955	926	806
U.S. Retail Bank net income – adjusted 1	1,014	963	806

Share of net income from investment in Schwab 3,4	222	237	200
Net income – reported	$1,177	$1,163	$1,006
Net income – adjusted 1	1,236	1,200	1,006

Selected volumes and ratios
Return on common equity – reported 5	15.5%	15.4%	12.6%
Return on common equity – adjusted 1,5	16.3	15.8	12.6
Net interest margin 1,6	3.29	3.13	2.21
Efficiency ratio – reported	55.0	54.9	57.3

Efficiency ratio – adjusted 1	52.2	53.1	57.3
Assets under administration (billions of U.S. dollars) 7	$35	$34	$32

Assets under management (billions of U.S. dollars) 7	35	33	40
Number of U.S. retail stores	1,161	1,160	1,152

Average number of full-time equivalent staff	27,694	26,710	24,922

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax);
Q4 2022: $67 million or US$50 million ($51 million or US$37 million after-tax).

3	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements for further details.
4
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

5	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.
6
Net interest margin is calculated by dividing net interest income by average interest-earning assets. For U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures.

7	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2023 vs. Q1 2022
U.S. Retail reported net income for the quarter was $1,589 million (US$1,177 million), an increase of $317 million (US$171 million), or 25% (17% in U.S. dollars) compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,669 million (US$1,236 million), an increase of $397 million (US$230 million), or 31% (23% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.5% and 16.3%, respectively, compared with 12.6% in the first quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $301 million (US$222 million), an increase of $49 million (US$22 million), or 19% (11% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses, lower asset management fees and lower trading revenue.
U.S. Retail Bank reported net income was $1,288 million (US$955 million), an increase of $268 million (US$149 million), or 26% (18% in U.S. dollars), compared with the first quarter last year, primarily reflecting higher revenue, partially offset by higher non-interest
expenses including acquisition and integration-related charges for the First Horizon acquisition and higher PCL. U.S. Retail Bank adjusted net income was $1,368 million (US$1,014 million), an increase of $348 million (US$208 million), or 34% (26% in U.S. dollars), compared with the first quarter last year, reflecting higher revenue, partially offset by higher non-interest
expenses and PCL.
Revenue for the quarter was US$2,791 million, an increase of US$590 million, or 27%, compared with the first quarter last year. Net interest income of US$2,349 million, increased US$678 million, or 41%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower margin on loans, lower deposit volumes, and lower income from PPP loan forgiveness. Net interest margin of 3.29%, increased 108 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower margin on loans and lower income from PPP loan forgiveness.
Non-interest
income of US$442 million decreased US$88 million, or 17%, compared with the first quarter last year, primarily reflecting lower overdraft fees.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 15

Average loan volumes increased US$14 billion, or 9%, compared with the first quarter last year. Personal loans increased 11%, reflecting strong originations, lower prepayments and higher credit card sale volumes. Business loans increased 6%, reflecting strong originations, new customer growth, higher commercial line utilization and increased customer activity, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 9%. Average deposit volumes decreased US$26 billion, or 7%, reflecting flat personal deposit volumes, a 4% decrease in business deposits, and a 15% decrease in sweep deposits.
Assets under administration (AUA) were US$35 billion as at January 31, 2023, an increase of US$3 billion, or 9%, compared with the first quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$35 billion as at January 31, 2023, a decrease of US$5 billion, or 13%, compared with the first quarter last year, reflecting market depreciation and net asset outflows.
PCL for the quarter was US$149 million, an increase of US$132 million compared with the first quarter last year. PCL – impaired was US$158 million, an increase of US$59 million, or 60%, reflecting some further normalization of credit performance. PCL – performing was a recovery of US$9 million, compared with a recovery of US$82 million in the prior year. The performing release this quarter was largely reflected in the commercial lending portfolios. The performing release in the prior year reflected a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.34%, an increase of 30 bps, compared with the first quarter last year.
Reported
non-interest
expenses for the quarter were US$1,535 million, an increase of US$274 million, or 22%, compared with the first quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, credit card growth-related expenses, and other business investments. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses increased US$196 million, or 16%.
The reported and adjusted efficiency ratios for the quarter were 55.0% and 52.2%, respectively, compared with 57.3%, in the first quarter last year.
Quarterly comparison – Q1 2023 vs. Q4 2022
U.S. Retail reported net income of $1,589 million (US$1,177 million) increased $50 million (US$14 million), or 3% (1% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,669 million (US$1,236 million), an increase of $79 million (US$36 million), or 5% (3% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.5% and 16.3%, respectively, compared with 15.4% and 15.8%, respectively, in the prior quarter.
The contribution from Schwab of $301 million (US$222 million), a decrease of $9 million (US$15 million), or 3% (6% in U.S. dollars), reflecting higher expenses, lower bank deposit account fees and lower trading revenue, partially offset by higher net interest income.
U.S. Retail Bank reported net income was $1,288 million (US$955 million), an increase of $59 million (US$29 million), or 5% (3% in U.S. dollars), compared with the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest
expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was $1,368 million (US$1,014 million), an increase of $88 million (US$51 million), or 7% (5% in U.S. dollars), reflecting higher revenue and lower PCL, partially offset by higher non-interest
expenses.
Revenue increased US$92 million, or 3%, compared with the prior quarter. Net interest income of US$2,349 million increased US$129 million, or 6%, primarily reflecting the benefit of higher deposit margins due to the rising interest rate environment, partially offset by lower deposit volume. Net interest margin of 3.29% increased 16 bps quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower margin on loans and negative balance sheet mix.
Non-interest
income of US$442 million decreased US$37 million, or 8%, primarily reflecting lower overdraft fees.
Average loan volumes increased US$5 billion, or 3%, compared with the prior quarter. Personal loans increased 3%, reflecting strong originations, lower prepayments and higher credit card sale volumes. Business loans increased 3%, reflecting strong originations, new customer growth, higher commercial line utilization and increased customer activity. Average deposit volumes decreased US$16 billion, or 4%, compared with the prior quarter, reflecting a 2% decrease in personal deposits, a 2% decrease in business deposits, and an 8% decrease in sweep deposits.
AUA were US$35 billion, an increase of US$1 billion, or 3%, compared with the prior quarter, reflecting net asset growth. AUM were US$35 billion, an increase of US$2 billion, or 6%, reflecting market appreciation, partially offset by net asset outflows.
PCL was lower by US$20 million compared with the prior quarter. PCL – impaired increased US$33 million, or 26%, reflecting some further normalization of credit performance. PCL – performing was a recovery of US$9 million, compared with a build of US$44 million in the prior quarter. The performing release this quarter was largely reflected in the commercial lending portfolios. The performing build in the prior quarter reflected some normalization of credit performance, deterioration of economic outlook and volume growth. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.34%, lower by 6 bps.
Reported
non-interest
expenses for the quarter were US$1,535 million, an increase of US$53 million, or 4%, reflecting higher employee-related expenses, credit card growth-related expenses, and acquisition and integration-related charges for the First Horizon acquisition, partially offset by the timing of certain expenses across quarters. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses increased US$25 million, or 2%.
The reported and adjusted efficiency ratios for the quarter were 55.0% and 52.2%, respectively, compared with 54.9% and 53.1%, respectively, in the prior quarter.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s first quarter 2023 Interim Consolidated Financial Statements for further information on Schwab.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 16

TABLE 13:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income	$281	$272	$209

Non-interest income	2,621	2,359	2,589
Total revenue	2,902	2,631	2,798
Provision for (recovery of) credit losses – impaired	–	–	–

Provision for (recovery of) credit losses – performing	–	–	1
Total provision for (recovery of) credit losses	–	–	1
Insurance claims and related expenses	976	723	756
Non-interest expenses	1,182	1,208	1,180

Provision for (recovery of) income taxes	194	184	225

Net income	$550	$516	$636

Selected volumes and ratios
Return on common equity 1	41.3%	39.5%	50.2%

Efficiency ratio	40.7	45.9	42.2
Assets under administration (billions of Canadian dollars) 2	$541	$517	$557

Assets under management (billions of Canadian dollars)	414	397	429

Average number of full-time equivalent staff	16,293	15,952	15,081

1	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of 2023, compared with 10.5% in the prior year.
2	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q1 2023 vs. Q1 2022
Wealth Management and Insurance net income for the quarter was $550 million, a decrease of $86 million, or 14%, compared with the first quarter last year, reflecting lower earnings in the wealth management business, partially offset by higher insurance earnings. The annualized ROE for the quarter was 41.3%, compared with 50.2% in the first quarter last year.
Revenue for the quarter was $2,902 million, an increase of $104 million, or 4%, compared with the first quarter last year. Net interest income was $281 million, an increase of $72 million, or 34%, reflecting higher margins, partially offset by lower volumes in the wealth management business.
Non-interest
income was $2,621 million, an increase of $32 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes, partially offset by lower transaction and fee-based
revenue in the wealth management business.
AUA were $541 billion as at January 31, 2023, a decrease of $16 billion, or 3%, compared with the first quarter last year, reflecting market depreciation, partially offset by net asset growth. AUM were $414 billion as at January 31, 2023, a decrease of $15 billion, or 3%, compared with the first quarter last year, primarily reflecting market depreciation.
Insurance claims and related expenses were $976 million, an increase of $220 million, or 29%, compared with the first quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, increased driving activity and inflationary costs, partially offset by fewer severe weather-related events.
Non-interest
expenses for the quarter were $1,182 million, an increase of $2 million compared with the first quarter last year, reflecting higher spend supporting business growth, including higher employee-related expenses and technology costs, partially offset by lower variable compensation.
The efficiency ratio for the quarter was 40.7%, compared with 42.2% in the first quarter last year.
Quarterly comparison – Q1 2023 vs. Q4 2022
Wealth Management and Insurance net income for the quarter was $550 million, an increase of $34 million, or 7%, compared with the prior quarter, reflecting higher revenue and lower non-interest
expenses, partially offset by higher claims and related expenses. The annualized ROE for the quarter was 41.3%, compared with 39.5%, in the prior quarter.
Revenue increased $271 million, or 10%, compared with the prior quarter.
Non-interest
income increased $262 million, or 11%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes. Net interest income increased $9 million, or 3%, reflecting higher margins.
AUA increased $24 billion, or 5%, compared with the prior quarter, reflecting market appreciation and net asset growth. AUM increased $17 billion, or 4%, compared with the prior quarter, primarily reflecting market appreciation.
Insurance claims and related expenses increased $253 million, or 35%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income and less favourable prior years’ claims development.
Non-interest
expenses for the quarter decreased $26 million, or 2%, compared with the prior quarter, reflecting lower technology spend.
The efficiency ratio for the quarter was 40.7%, compared with 45.9% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 17

TABLE 14:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Net interest income (TEB)	$525	$683	$709

Non-interest income	820	476	637
Total revenue	1,345	1,159	1,346
Provision for (recovery of) credit losses – impaired	1	24	(4)

Provision for (recovery of) credit losses – performing	31	2	(1)
Total provision for (recovery of) credit losses	32	26	(5)
Non-interest expenses – reported	883	802	764
Non-interest expenses – adjusted 1,2	862	784	764
Provision for (recovery of) income taxes (TEB) – reported	99	70	153

Provision for (recovery of) income taxes (TEB) – adjusted 1	104	74	153
Net income – reported	$331	$261	$434

Net income – adjusted 1	347	275	434

Selected volumes and ratios
Trading-related revenue (TEB) 3	$662	$560	$726
Average gross lending portfolio (billions of Canadian dollars) 4	96.9	85.0	59.2
Return on common equity – reported 5	9.4%	8.2%	16.2%
Return on common equity – adjusted 1,5	9.9	8.6	16.2
Efficiency ratio – reported	65.7	69.2	56.8

Efficiency ratio – adjusted 1	64.1	67.6	56.8

Average number of full-time equivalent staff	5,365	5,301	4,932

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q1 2023: $21 million ($16 million after-tax),
Q4 2022: $18 million ($14 million
after-tax).

3
Includes net interest income TEB of $261 million (Q4 2022: $407 million, Q1 2022: $525 million), and trading income (loss) of $401 million (Q4 2022: $153 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

4	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5	Capital allocated to the business segment was increased to 11% CET1 Capital in the first quarter of fiscal 2023 compared with 10.5% in the prior year.
Quarterly comparison – Q1 2023 vs. Q1 2022
Wholesale Banking reported net income for the quarter was $331 million, a decrease of $103 million, or 24%, compared with the first quarter last year, reflecting higher non-interest
expenses and PCL. On an adjusted basis, net income was $347 million, a decrease of $87 million, or 20%.
Revenue for the quarter was $1,345 million, largely unchanged from the first quarter last year, reflecting lower trading-related revenue and underwriting fees, offset by higher global transaction banking and lending revenue.
PCL for the quarter was $32 million, compared with a recovery of $5 million in the first quarter last year. PCL – impaired was $1 million. PCL – performing was $31 million, largely reflecting volume growth.
Reported
non-interest
expenses were $883 million, an increase of $119 million, or 16%, compared with the first quarter last year, reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, acquisition and integration-related charges primarily for the Cowen acquisition, higher severance, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $862 million, an increase of $98 million or 13%.
Quarterly comparison – Q1 2023 vs. Q4 2022
Wholesale Banking reported net income for the quarter was $331 million, an increase of $70 million, or 27%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest
expenses. On an adjusted basis, net income was $347 million, an increase of $72 million, or 26%.
Revenue for the quarter increased $186 million, or 16%, primarily reflecting markdowns in certain loan underwriting commitments in the prior quarter and higher trading-related revenue.
PCL for the quarter was $32 million, an increase of $6 million compared with the prior quarter. PCL – impaired was $1 million. PCL – performing was $31 million, largely reflecting volume growth.
Reported
non-interest
expenses for the quarter increased $81 million, or 10%, primarily reflecting higher variable compensation commensurate with higher revenues. On an adjusted basis, non-interest
expenses increased $78 million or 10%.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 18

TABLE 15:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022

Net income (loss) – reported	$(2,617)	$2,661	$(227)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	54	57	67
Acquisition and integration charges related to the Schwab transaction	34	18	50
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	876	(2,319)	–
Stanford litigation settlement	1,603	–	–
Gain on sale of Schwab shares	–	(997)	–
Less: impact of income taxes
Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022	(585)	–	–

Other items of note	675	(570)	17

Net income (loss) – adjusted 1	$(140)	$(10)	$(127)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(191)	$(187)	$(168)

Other	51	177	41

Net income (loss) – adjusted 1	$(140)	$(10)	$(127)

Selected volumes

Average number of full-time equivalent staff	21,844	21,373	18,017

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2023 vs. Q1 2022
Corporate segment’s reported net loss for the quarter was $2,617 million, compared with a reported net loss of $227 million in the first quarter last year. The year-over-year increase primarily reflects the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and higher net corporate expenses. The adjusted net loss for the quarter was $140 million, compared with an adjusted net loss of $127 million in the first quarter last year.
Quarterly comparison – Q1 2023 vs. Q4 2022
Corporate segment’s reported net loss for the quarter was $2,617 million, compared with a reported net income of $2,661 million in the prior quarter. The quarter-over-quarter decrease primarily reflects a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition compared with a net gain in the prior quarter, the Stanford litigation settlement, gain on the sale of Schwab shares in the prior quarter, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and a lower contribution from other items. The decrease in other items primarily reflects the favourable tax impact in the prior quarter of earnings mix and the recognition of unused tax losses. The adjusted net loss for the quarter was $140 million, compared with an adjusted net loss of $10 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 16:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
	2023				2022			2021
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$7,733	$7,630	$7,044	$6,377	$6,302	$6,262	$6,004	$5,835

Non-interest income	4,493	7,933	3,881	4,886	4,979	4,679	4,708	4,393
Total revenue	12,226	15,563	10,925	11,263	11,281	10,941	10,712	10,228
Provision for (recovery of) credit losses	690	617	351	27	72	(123)	(37)	(377)
Insurance claims and related expenses	976	723	829	592	756	650	836	441
Non-interest expenses	8,316	6,545	6,096	6,033	5,967	5,947	5,616	5,729
Provision for (recovery of) income taxes	947	1,297	703	1,002	984	910	922	962
Share of net income from investment in Schwab	285	290	268	202	231	224	170	222
Net income – reported	1,582	6,671	3,214	3,811	3,733	3,781	3,545	3,695
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	54	57	58	60	67	74	68	69
Acquisition and integration charges related to the Schwab transaction	34	18	23	20	50	22	24	19
Acquisition and integration-related charges for pending acquisitions	127	85	29	–	–	–	–	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	876	(2,319)	678	–	–	–	–	–
Stanford litigation settlement	1,603	–	–	–	–	–	–	–
Gain on sale of Schwab shares	–	(997)	–	–	–	–	–	–

Litigation settlement recovery	–	–	–	(224)	–	–	–	–
Total pre-tax adjustments for items of note	2,694	(3,156)	788	(144)	117	96	92	88

Less: Impact of income taxes 1,2	121	(550)	189	(47)	17	11	9	8
Net income – adjusted 1	4,155	4,065	3,813	3,714	3,833	3,866	3,628	3,775
Preferred dividends and distributions on other equity instruments	83	107	43	66	43	63	56	65
Net income available to common shareholders – adjusted 1	$4,072	$3,958	$3,770	$3,648	$3,790	$3,803	$3,572	$3,710

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$0.82	$3.62	$1.76	$2.08	$2.03	$2.04	$1.92	$2.00
Adjusted 1	2.24	2.18	2.09	2.02	2.08	2.09	1.96	2.04
Diluted earnings per share
Reported	0.82	3.62	1.75	2.07	2.02	2.04	1.92	1.99
Adjusted 1	2.23	2.18	2.09	2.02	2.08	2.09	1.96	2.04
Return on common equity – reported	5.9%	26.5%	13.5%	16.4%	15.3%	15.7%	15.3%	16.7%
Return on common equity – adjusted 1	16.1	16.0	16.1	15.9	15.7	16.1	15.6	17.1
(billions of Canadian dollars, except as noted)
Average total assets	$1,933	$1,893	$1,811	$1,778	$1,769	$1,750	$1,699	$1,726
Average interest-earning assets 3	1,715	1,677	1,609	1,595	1,593	1,574	1,527	1,536
Net interest margin – reported	1.79%	1.81%	1.74%	1.64%	1.57%	1.58%	1.56%	1.56%
Net interest margin – adjusted 1	1.82	1.80	1.73	1.64	1.57	1.58	1.56	1.56

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
3
Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 17:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	January 31, 2023	October 31, 2022
Assets
Cash and Interest-bearing deposits with banks	$150,365	$145,850
Trading loans, securities, and other	154,077	143,726
Non-trading financial assets at fair value through profit or loss	10,107	10,946
Derivatives	79,351	103,873
Financial assets designated at fair value through profit or loss	5,404	5,039
Financial assets at fair value through other comprehensive income	71,794	69,675
Debt securities at amortized cost, net of allowance for credit losses	339,706	342,774
Securities purchased under reverse repurchase agreements	170,365	160,167
Loans, net of allowance for loan losses	836,681	831,043
Investment in Schwab	8,358	8,088

Other	102,076	96,347

Total assets	$1,928,284	$1,917,528
Liabilities
Trading deposits	$24,969	$23,805
Derivatives	72,175	91,133
Financial liabilities designated at fair value through profit or loss	186,038	162,786
Deposits	1,220,551	1,229,970
Obligations related to securities sold under repurchase agreements	140,533	128,024
Subordinated notes and debentures	11,338	11,290

Other	160,836	159,137

Total liabilities	1,816,440	1,806,145

Total equity	111,844	111,383
Total liabilities and equity	$1,928,284	$1,917,528
Total assets
were $1,928 billion as at January 31, 2023, an increase of $11 billion from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $22 billion, or approximately 1%.
The increase in total assets reflects trading loans, securities, and other of $10 billion, securities purchased under reverse repurchase agreements of $10 billion, loans, net of allowances for loan losses of $6 billion, other assets of $6 billion, cash and interest-bearing deposits with banks of $5 billion, and financial assets at fair value through other comprehensive income (FVOCI) of $2 billion. The increase was partially offset by a decrease in derivative assets of $24 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $3 billion and non-trading
financial assets at fair value through profit or loss (FVTPL) of $1 billion.
Cash and interest-bearing deposits with banks
increased $5 billion primarily reflecting cash management activities, partially offset by the impact of foreign exchange translation.
Trading loans, securities, and other
increased $10 billion primarily in equity securities, partially offset by commodities held for trading and the impact of foreign exchange translation.
Non-trading
financial assets at fair value through profit or loss
decreased $1 billion reflecting maturities.
Derivative
assets
decreased $24 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial assets at fair value through other comprehensive income increased $2 billion reflecting new investments primarily in government securities, partially offset by maturities.
Debt securities at amortized cost, net of allowance for credit losses decreased $3 billion primarily reflecting the impact of foreign exchange translation, and maturities, partially offset by new investments.
Securities purchased under reverse repurchase agreements
increased $10 billion
primarily
reflecting an increase in volume, partially offset by the impact of foreign exchange translation.
Loans, net of allowance for loan losses
increased $6 billion reflecting volume growth in business and government loans and real estate secured lending, partially offset by the impact of foreign exchange translation.
Other
assets increased $6 billion primarily reflecting an increase in amounts receivable from brokers, dealers and clients due to higher volumes of pending trades, partially offset by a decrease in current income tax receivable, and the impact of foreign exchange translation.
Total liabilities
were $1,816 billion as at January 31, 2023, an increase of $10 billion from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $22 billion, or approximately 1%.
The increase in total liabilities reflects financial liabilities designated at fair value through profit or loss of $23 billion, obligations related to securities sold under repurchase agreements of $13 billion, trading deposits of $1 billion and other liabilities of $1 billion. The increase was partially offset by a decrease in derivatives of $19 billion and deposits of $9 billion.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 21

Trading deposits
increased $1 billion primarily reflecting new issuances.
Derivative
liabilities
decreased $19 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $23 billion primarily reflecting new issuances, partially offset by the impact of foreign exchange translation.
Deposits
decreased $9 billion as the increase in total deposits volume was more than offset by the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements increased $13 billion reflecting an increase in volume, partially offset by the impact of foreign exchange translation.
Other
liabilities increased $1 billion primarily reflecting increase in provision for the Stanford litigation settlement.
Equity
was $112 billion as at January 31, 2023, an increase of $1 billion from October 31, 2022. The increase primarily reflects issuances of common shares.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q1 2023 vs. Q1 2022
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,591 million as at January 31, 2023, an increase of $31 million, or 1%, compared with the first quarter last year. Canadian Personal and Commercial Banking gross impaired loans increased $131 million, or 14%, compared with the first quarter last year, largely reflecting formations outpacing resolutions in the commercial lending portfolio. U.S. Retail gross impaired loans decreased $140 million, or 9%, compared with the first quarter last year as reductions in the real estate secured lending and commercial lending portfolios were partially offset by some normalization in the credit card portfolio. Wholesale gross impaired loans increased $40 million, compared with the first quarter last year, reflecting a few new formations in the fourth quarter of 2022. Net impaired loans were $1,764 million as at January 31, 2023, a decrease of $116 million, or 6%, compared with the first quarter last year.
The allowance for credit losses of $7,479 million as at January 31, 2023 was comprised of Stage 3 allowance for impaired loans of $832 million, Stage 2 allowance of $3,620 million and Stage 1 allowance of $3,025 million, and the allowance for debt securities of $2 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses increased $146 million, or 21%, reflecting some normalization of credit performance. The Stage 1 and Stage 2 allowance for loan losses increased $190 million, or 3%. The allowance change included an increase of $74 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities decreased by $5 million compared with the first quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional quantitative and qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. There remains considerable uncertainty regarding the economic trajectory, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $405 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $1 million and $1 million, respectively.
Quarterly comparison – Q1 2023 vs. Q4 2022
Gross impaired loans excluding ACI loans increased $88 million, or 4%, compared with the prior quarter, reflecting a new formation in the health and social services sector in the Canadian commercial lending portfolio, and some further normalization of credit performance in the consumer lending portfolios, partially offset by the impact of foreign exchange. Impaired loans net of allowance increased $18 million, or 1%, compared with the prior quarter.
The allowance for credit losses of $7,479 million as at January 31, 2023 was comprised of Stage 3 allowance for impaired loans of $832 million, Stage 2 allowance of $3,620 million and Stage 1 allowance of $3,025 million, and the allowance for debt securities of $2 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses increased $68 million, or 9%, compared with the prior quarter, related to some further normalization of credit performance, largely reflected in the consumer lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $46 million, or 1%, as increases related to volume growth and credit conditions were largely offset by the impact of foreign exchange.
The allowance for debt securities decreased by $1 million compared to the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 22

TABLE 18:   CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2
,3

(millions of Canadian dollars)	For the three months ended
	January 31 2023	October 31 2022	January 31 2022
Personal, Business, and Government Loans
Impaired loans as at beginning of period	$2,503	$2,332	$2,411
Classified as impaired during the period	1,350	1,209	1,187
Transferred to performing during the period	(240)	(226)	(259)
Net repayments	(361)	(363)	(373)
Disposals of loans	–	–	–
Amounts written off	(625)	(587)	(447)

Exchange and other movements	(36)	138	41
Impaired loans as at end of period	$2,591	$2,503	$2,560

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TABLE 19:   ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	January 31 2023	October 31 2022	January 31 2022
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,569	$2,522	$2,247
Stage 2 allowance for loan losses	3,093	3,149	3,308

Stage 3 allowance for loan losses	830	761	684
Total allowance for loan losses for on-balance sheet loans 1	6,492	6,432	6,239
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	456	433	410
Stage 2 allowance for loan losses	527	495	490

Stage 3 allowance for loan losses	2	3	2

Total allowance for off-balance sheet instruments	985	931	902
Allowance for loan losses	7,477	7,363	7,141

Allowance for debt securities	2	3	7
Allowance for credit losses	$7,479	$7,366	$7,148
Impaired loans, net of allowance 2	$1,764	$1,746	$1,880
Net impaired loans as a percentage of net loans 2	0.21%	0.20%	0.25%
Total allowance for credit losses as a percentage of gross loans and acceptances	0.86	0.86	0.93

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.32	0.29	0.04

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at January 31, 2023 (October 31, 2022 – nil; January 31, 2022 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 20:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
	January 31, 2023
Total	$246,085	$82,009	$328,094	$31,027	$359,121

					October 31, 2022
Total	$246,206	$81,689	$327,895	$31,657	$359,552

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 23

TABLE 21:   REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
	January 31, 2023
Canada
Atlantic provinces	$2,650	1.1%	$4,151	1.7%	$204	0.2%	$1,729	1.5%	$2,854	0.8%	$5,880	1.6%
British Columbia 4	8,722	3.5	41,776	17.0	1,023	0.9	20,527	18.2	9,745	2.7	62,303	17.3
Ontario 4	22,643	9.2	107,862	43.8	3,470	3.1	61,379	54.3	26,113	7.4	169,241	47.1
Prairies 4	18,953	7.7	18,403	7.5	1,959	1.7	11,688	10.3	20,912	5.8	30,091	8.4

Québec	7,478	3.0	13,447	5.5	661	0.6	10,396	9.2	8,139	2.3	23,843	6.6
Total Canada	60,446	24.5%	185,639	75.5%	7,317	6.5%	105,719	93.5%	67,763	19.0%	291,358	81.0%
United States	1,180		47,372		–		9,800		1,180		57,172
Total	$61,626		$233,011		$7,317		$115,519		$68,943		$348,530

							October 31, 2022
Canada
Atlantic provinces	$2,713	1.1%	$4,117	1.7%	$227	0.2%	$1,697	1.5%	$2,940	0.8%	$5,814	1.6%
British Columbia 4	8,897	3.6	41,612	16.9	1,265	1.1	20,386	18.0	10,162	2.8	61,998	17.2
Ontario 4	23,146	9.4	106,940	43.4	4,619	4.1	60,357	53.2	27,765	7.8	167,297	46.6
Prairies 4	19,259	7.8	18,391	7.5	2,107	1.9	11,734	10.4	21,366	5.9	30,125	8.4

Québec	7,670	3.1	13,461	5.5	735	0.6	10,219	9.0	8,405	2.3	23,680	6.6
Total Canada	61,685	25.0%	184,521	75.0%	8,953	7.9%	104,393	92.1%	70,638	19.6%	288,914	80.4%
United States	1,127		46,591		–		9,895		1,127		56,486
Total	$62,812		$231,112		$8,953		$114,288		$71,765		$345,400

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the period over which the Bank’s residential mortgages would be fully repaid based on the amount of the most recent payment received. All figures are calculated based on current customer payment amounts, including voluntary payments larger than the original contractual amounts and/or other voluntary prepayments. The most recent customer payment amount may exceed the original contractual amount due.
Balances with a remaining amortization longer than 30 years primarily reflect Canadian variable rate mortgages where interest rate increases relative to current customer payment levels have resulted in a longer current amortization period. At renewal, the amortization period for Canadian mortgages reverts to the remaining contractual amortization, which may require increased payments.

TABLE 22:   RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

	As at
	<=5 years	>5 – 10 years	>10 – 15 years	>15 – 20 years	>20 – 25 years	>25 – 30 years	>30 – 35 years	>35 years	Total
	January 31, 2023
Canada	0.8%	2.7%	5.5%	13.6%	29.1%	19.0%	1.9%	27.4%	100.0%

United States	7.3	1.8	4.0	6.7	12.3	66.7	0.6	0.6	100.0

Total	1.9%	2.6%	5.2%	12.5%	26.3%	26.8%	1.7%	23.0%	100.0%

	October 31, 2022
Canada	0.8%	2.7%	5.4%	13.5%	29.5%	19.2%	3.7%	25.2%	100.0%

United States	8.3	2.0	4.1	6.3	13.1	64.9	0.7	0.6	100.0
Total	2.0%	2.6%	5.2%	12.3%	26.8%	26.7%	3.2%	21.2%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 23:   UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
	January 31, 2023			October 31, 2022
Canada
Atlantic provinces	70%	67%	69%	69%	68%	69%
British Columbia 6	66	61	64	66	62	64
Ontario 6	67	61	64	67	62	64
Prairies 6	73	70	72	73	71	72

Québec	69	69	69	69	70	70

Total Canada	68	63	65	67	64	66

United States	72	62	69	72	63	69
Total	69%	63%	66%	68%	64%	66%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 24

Sovereign Risk
The table below provides a summary of the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 24:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
Region	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											January 31, 2023
Europe	$5,825	$–	$4,666	$10,491	$3,503	$2,498	$7,747	$13,748	$778	$27,417	$1,742	$29,937	$54,176
United Kingdom	7,929	16,734	2,623	27,286	2,245	1,075	13,453	16,773	483	356	220	1,059	45,118
Asia	47	18	2,360	2,425	200	854	3,306	4,360	100	9,301	949	10,350	17,135

Other 5	481	–	905	1,386	235	532	2,533	3,300	233	1,575	3,191	4,999	9,685
Total	$14,282	$16,752	$10,554	$41,588	$6,183	$4,959	$27,039	$38,181	$1,594	$38,649	$6,102	$46,345	$126,114

										October 31, 2022
Europe	$6,037	$–	$4,079	$10,116	$3,625	$2,205	$7,654	$13,484	$860	$26,899	$1,212	$28,971	$52,571
United Kingdom	7,563	27,176	2,493	37,232	2,029	828	14,007	16,864	490	384	262	1,136	55,232
Asia	55	17	2,480	2,552	671	682	3,052	4,405	120	11,055	695	11,870	18,827

Other 5	487	43	1,354	1,884	234	341	2,465	3,040	173	1,202	2,760	4,135	9,059
Total	$14,142	$27,236	$10,406	$51,784	$6,559	$4,056	$27,178	$37,793	$1,643	$39,540	$4,929	$46,112	$135,689

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $44 billion (October 31, 2022 – $43 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD manages its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2022 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. For more information refer to “OSFI’s Capital Requirements under Basel III” section of Bank’s 2022 Annual Report.
The table below summarizes OSFI’s current regulatory minimum risk sensitive capital and TLAC ratios for the Bank as at January 31, 2023.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory Target 2	DSB 3	Pillar 1 & 2 Regulatory Target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0
Total Capital	8.0	2.5	1.0	11.5	2.5	14.0

TLAC	18.0	2.5	1.0	21.5	2.5	24.0

1
The higher of the Domestic Systematically Important Bank
(D-SIB)
and Global Systematically Important Bank
(G-SIB)
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of January 31, 2023.
3	Domestic Stability Buffer.
The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%, and the Bank is required to meet a supervisory TLAC leverage ratio target of 6.75%.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. These measures, and subsequent guidance issued by OSFI, are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2022 Annual Report.
Global Systemically Important Banks Disclosures
The Financial Stability Board (FSB), in consultation with the BCBS and national authorities, identifies
G-SIBs.
In July 2013, the BCBS issued an update to the final rules on
G-SIBs
and outlined the
G-SIB
assessment methodology which is based on the submissions of the largest global banks. In July 2018, BCBS issued a revised
G-SIB
framework;
G-SIBs:
Revised Assessment Methodology and the Higher Loss Absorbency Requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology came into effect in 2022, using 2021 year-end
data.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 25

The thirteen indicators are used in the
G-SIB
assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks.
The Bank is required to publish the thirteen indicators used in the
G-SIB
indicator-based assessment framework. Public disclosure of financial year-end
data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.
The public communications on
G-SIB
status are issued annually each November. On November 22, 2019, the Bank was designated as a
G-SIB
by the FSB. The Bank continued to maintain its
G-SIB
status when the FSB published the 2021 list of
G-SIBs
on November 23, 2021. As a result of this designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the incremental 1%
G-SIB
common equity ratio requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. There is also currently no impact to the supervisory target risk-based TLAC ratio of 24.0% or TLAC leverage ratio of 6.75% as a result of the Bank’s G SIB requirements. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.
As a result of the Bank’s
G-SIB
designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. Intermediate Holding Company (IHC), to maintain a minimum amount of TLAC and long-term debt.
The indicator-based measurement approach, currently in effect, divides the thirteen indicators into five categories, with each category yielding a 20% weight to a bank’s total score on the
G-SIB
scale.
The following table provides the results of the thirteen indicators for the Bank. The increase in Intra-financial system assets was primarily due to deposits with other financial institutions and over-the-counter
(OTC) derivatives with other financial institutions. Securities outstanding increased due to certificates of deposit, debt securities and commercial paper. The increase in OTC derivatives reflects increased interest rate swaps. The decrease in Trading and other securities reflects a decrease in trading securities and securities at FVOCI. Other notable changes in the indicators from prior year primarily reflect normal business activities of the Bank.

TABLE
25:  G-SIB
INDICATORS
1,2

(millions of Canadian dollars)			As at
		October 31, 2022	October 31, 2021

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$1,061,844	$898,083

	Cross-jurisdictional liabilities	1,037,857	880,801

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	2,086,338	1,888,902
Interconnectedness (20%)	Intra-financial system assets	111,106	75,393
	Intra-financial system liabilities	46,280	47,057

	Securities outstanding	475,328	375,375
Substitutability/financial institution	Assets under custody	544,237	575,767
infrastructure (20%)	Payments activity	35,006,485	33,753,368
	Underwritten transactions in debt and equity markets	168,956	182,538
	Trading Volume (includes the two sub indicators)
	– Trading volume fixed income sub indicator	5,472,810	6,610,891

	– Trading volume equities and other securities sub indicator	3,102,383	3,069,636
Complexity (20%)	Notional amount of OTC derivatives	20,854,259	16,918,562
	Trading and other securities 3	43,174	60,710
	Level 3 assets	3,481	2,522

1
The
G-SIB
indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on
G-SIBs
– Public Disclosure Requirements. Given the Bank was designated as a
G-SIB
by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s Regulatory Capital Disclosures at
www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2022
G-SIB
indicators. The Bank is required to submit its
G-SIB
indicators to OSFI and BCBS for review following the date of this report. In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the
G-SIB
indicators listed in the table above, the Bank will publish such revised
G-SIB
indicators on its website.

2	The Cross-jurisdictional activity indicators for October 31, 2021 have been revised.
3	Includes trading securities, securities designated at FVTPL, and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 26

The following table provides details of TD’s regulatory capital position.

TABLE 26:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	January 31 2023	October 31 2022	January 31 2022
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$25,174	$24,449	$23,128
Retained earnings	73,501	73,698	65,621

Accumulated other comprehensive income	1,923	1,988	7,532
Common Equity Tier 1 Capital before regulatory adjustments	100,598	100,135	96,281
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(17,134)	(17,498)	(16,474)
Intangibles (net of related tax liability)	(2,133)	(2,100)	(2,030)
Deferred tax assets excluding those arising from temporary differences	(85)	(83)	(101)
Cash flow hedge reserve	4,033	5,783	(1,121)
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(152)	(502)	(142)
Defined benefit pension fund net assets (net of related tax liability)	(1,132)	(1,038)	(729)
Investment in own shares	(18)	(9)	(5)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(1,649)	(1,428)	(4,538)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	–	411	382

Total regulatory adjustments to Common Equity Tier 1 Capital	(18,270)	(16,464)	(24,758)
Common Equity Tier 1 Capital	82,328	83,671	71,523
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	11,246	11,248	5,696

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	11,246	11,248	5,696
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(138)	(124)	(13)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(488)	(474)	(363)

Additional Tier 1 Capital	10,758	10,774	5,333
Tier 1 Capital	93,086	94,445	76,856
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,138	11,090	11,104

Collective allowances	2,265	2,018	2,113
Tier 2 Capital before regulatory adjustments	13,403	13,108	13,217
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 2	(220)	(161)	(372)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian
D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(77)	(57)	(153)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(457)	(378)	(685)

Tier 2 Capital	12,946	12,730	12,532
Total Capital	$106,032	$107,175	$89,388
Risk-weighted assets	$531,644	$517,048	$470,852
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	15.5%	16.2%	15.2%
Tier 1 Capital (as percentage of risk-weighted assets)	17.5	18.3	16.3
Total Capital (as percentage of risk-weighted assets)	19.9	20.7	19.0

Leverage ratio 3	4.8	4.9	4.4
1
Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2022 Annual Report. Effective Q1 2023, it is no longer applicable.

2
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

3	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at January 31, 2023, the Bank’s CET1, Tier 1 and Total Capital ratios were 15.5%, 17.5%, and 19.9%, respectively. The decrease in the Bank’s CET1 Capital ratio compared to October 31, 2022 was attributable primarily to RWA growth across various segments, the impacts of the Stanford litigation settlement, CRD, and mark-to-market
losses on swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition and foreign exchange rate, and the elimination of the scaling factor related to OSFI’s transition arrangements for ECL provisioning. The decreases were partially offset by organic growth, and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 27

As at January 31, 2023, the Bank’s Leverage ratio was 4.8%. The decrease in the Bank’s Leverage ratio from 4.9% as at October 31, 2022 was attributable primarily to increased leverage exposures across various segments, offset by organic capital growth.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2022 Annual Report, are noted below.
On December 8, 2022, OSFI announced that the DSB level will be set at 3% as of February 1, 2023. The 50 bps increase from the previous level of 2.5% reflects OSFI’s assessment that systemic vulnerabilities remain elevated. In addition, OSFI has increased the DSB’s range from 0 to 4%, instead of the previous 0 to 2.5% to allow the DSB to remain responsive to an uncertain environment.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The Leverage Requirements Guideline revisions include a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%. The revised rules are effective February 1, 2023, with the exception of those related to market risk and credit valuation adjustment risk which are effective November 1, 2023.

TABLE 27:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	January 31, 2023		October 31, 2022
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,830.0	$25,094	1,821.7	$24,363

Treasury – common shares	(1.1)	(103)	(1.0)	(91)
Total common shares	1,828.9	$24,991	1,820.7	$24,272
Stock options
Vested	6.0		4.4
Non-vested	9.0		8.4
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	0.8	850

Series 28	0.8	800	0.8	800

	159.6	$5,600	159.6	$5,600
Other equity instruments
Limited Recourse Capital Notes Series 1 2	1.8	1,750	1.8	1,750
Limited Recourse Capital Notes Series 2 2	1.5	1,500	1.5	1,500
Limited Recourse Capital Notes Series 3 2,3	1.7	2,403	1.7	2,403

	164.6	$11,253	164.6	$11,253
Treasury – preferred shares and other equity instruments	(0.1)	(9)	(0.1)	(7)
Total preferred shares and other equity instruments	164.5	$11,244	164.5	$11,246

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2022 Annual Consolidated Financial Statements.
2	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
3
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 21 of the Bank’s 2022 Consolidated Financial Statements for further details.

DIVIDENDS
On March 1, 2023, the Board approved a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank for the quarter ending April 30, 2023, payable on and after April 30, 2023, to shareholders of record at the close of business on April 6, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price. The Bank had determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price on such common shares.
During the three months ended January 31, 2023, the Bank issued 7.9 million common shares from treasury with a 2% discount. During the three months ended January 31, 2022, under the dividend reinvestment plan, the Bank issued 1.2 million common shares from treasury with no discount.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 28

NVCC PROVISION
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. Additional information on risk factors can be found in this document and the 2022 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2022 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2023.
CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 28: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches
1

(millions of Canadian dollars)						As at
	January 31, 2023			October 31, 2022
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,883	$479,407	$484,290	$4,989	$477,898	$482,887
Qualifying revolving retail	–	164,910	164,910	–	166,722	166,722

Other retail	3,231	91,319	94,550	3,232	92,925	96,157

Total retail	8,114	735,636	743,750	8,221	737,545	745,766
Non-retail
Corporate	1,775	719,979	721,754	2,205	695,746	697,951
Sovereign	1	523,937	523,938	1	507,533	507,534

Bank	674	141,979	142,653	646	150,333	150,979

Total non-retail	2,450	1,385,895	1,388,345	2,852	1,353,612	1,356,464
Gross credit risk exposures	$10,564	$2,121,531	$2,132,095	$11,073	$2,091,157	$2,102,230

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 29

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 29:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)	As at
	January 31, 2023				October 31, 2022
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$143,377	$378	$142,999	$–	$137,294	$422	$136,872	$–	Interest rate
Trading loans, securities, and other	154,077	151,697	2,380	–	143,726	142,294	1,432	–	Interest rate
Non-trading financial assets at fair value through profit or loss	10,107	–	10,107	–	10,946	–	10,946	–	Equity, foreign exchange, interest rate
Derivatives	79,351	74,725	4,626	–	103,873	98,305	5,568	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	5,404	–	5,404	–	5,039	–	5,039	–	Interest rate
Financial assets at fair value through other comprehensive income	71,794	–	71,794	–	69,675	–	69,675	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	339,706	–	339,706	–	342,774	–	342,774	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	170,365	7,996	162,369	–	160,167	7,450	152,717	–	Interest rate
Loans, net of allowance for loan losses	836,681	–	836,681	–	831,043	–	831,043	–	Interest rate
Customers’ liability under acceptances	19,992	–	19,992	–	19,733	–	19,733	–	Interest rate
Investment in Schwab	8,358	–	8,358	–	8,088	–	8,088	–	Equity
Other assets 1	3,519	–	3,519	–	3,414	–	3,414	–	Interest rate

Assets not exposed to market risk	85,553	–	–	85,553	81,756	–	–	81,756
Total Assets	$1,928,284	$234,796	$1,607,935	$85,553	$1,917,528	$248,471	$1,587,301	$81,756
Liabilities subject to market risk
Trading deposits	$24,969	$24,559	$410	$–	$23,805	$22,962	$843	$–	Equity, interest rate
Derivatives	72,175	69,580	2,595	–	91,133	86,727	4,406	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	11,940	11,940	–	–	12,612	12,612	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	186,038	3	186,035	–	162,786	3	162,783	–	Interest rate
Deposits	1,220,551	–	1,220,551	–	1,229,970	–	1,229,970	–	Interest rate, foreign exchange
Acceptances	19,992	–	19,992	–	19,733	–	19,733	–	Interest rate
Obligations related to securities sold short	46,711	45,575	1,136	–	45,505	44,427	1,078	–	Interest rate
Obligations related to securities sold under repurchase agreements	140,533	5,255	135,278	–	128,024	9,509	118,515	–	Interest rate
Securitization liabilities at amortized cost	14,813	–	14,813	–	15,072	–	15,072	–	Interest rate
Subordinated notes and debentures	11,338	–	11,338	–	11,290	–	11,290	–	Interest rate
Other liabilities 1	25,843	–	25,843	–	23,291	–	23,291	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	153,381	–	–	153,381	154,307	–	–	154,307
Total Liabilities and Equity	$1,928,284	$156,912	$1,617,991	$153,381	$1,917,528	$176,240	$1,586,981	$154,307

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3 0

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ending January 31, 2023, there w
as
1 day of trading losses and trading net revenue was positive for 98
% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a periodically reviewed and selected year of stressed market conditions. In the first quarter of 2023, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3 1

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 30:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended
	January 31 2023					October 31 2022	January 31 2022
	As at	Average	High		Low	Average	Average

Interest rate risk	$23.0	$24.1	$32.6		$14.2	$23.3	$17.4
Credit spread risk	30.3	29.2	37.3		23.1	30.4	12.0
Equity risk	15.4	10.6	15.5		7.7	10.7	11.1
Foreign exchange risk	4.1	4.8	9.7		2.3	4.1	1.2
Commodity risk	2.8	8.1	11.7		2.8	7.8	4.8
Idiosyncratic debt specific risk	32.2	38.9	57.2		30.7	48.5	22.4
Diversification effect 1	(60.6)	(62.7)	n/m	2	n/m	(64.3)	(40.4)
Total Value-at-Risk (one-day)	47.2	53.0	69.6		43.6	60.5	28.5
Stressed Value-at-Risk (one-day)	47.1	61.4	71.5		47.1	76.7	69.3
Incremental Risk Capital Charge (one-year)	$139.3	$139.1	$162.7		$121.7	$185.5	$326.3
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased quarter-over-quarter due to changes in interest rate risk positions and credit spread tightening. Average VaR increased year-over-year due to interest rate increases and credit spread widening in 2022, reflected in the historical VaR window. Average Stressed VaR decreased compared to both last quarter and same quarter last year due to changes in interest rate risk positions.
Average IRC decreased compared to both last quarter and same quarter last year due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 31:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	January 31, 2023						October 31, 2022		January 31, 2022
	EVE Sensitivity			NII Sensitivity 1,2			EVE Sensitivity	NII Sensitivity 1,2	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(103)	$(1,507)	$(1,610)	$668	$467	$1,135	$(1,496)	$1,213	$(1,284)	$2,000

100 bps decrease in rates	(52)	1,108	1,056	(724)	(492)	(1,216)	1,102	(1,381)	543	(1,481)
1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
2
Results are presented inclusive of the interest rate swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition. Since these swaps were pre-existing
hedges which economically hedge the Bank’s
non-trading
market risk, their continued inclusion has no impact on
the quarter-over-quarter results.

As at January 31, 2023, an immediate and sustain
e
d 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of
$1,610
million, an increase of
 $114
million from last quarter, and a positive impact to the Bank’s NII of
 $1,135
million, a decrease of
 $78
million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of
 $1,056
million, a decrease of
 $46
million from last quarter, and a negative impact to the Bank’s NII of
 $1,216
million, a decrease of
$165
million from last quarter. The quarter-over-quarter increase in up shock EVE is primarily due to a small increase in rate sensitivity in the
U.S.
region. The quarter-over-quarter decrease in NII Sensitivity is primarily due to rising deposit betas and changes in deposit composition.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 32

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TDGUS as TD’s U.S. IHC, as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2022 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given its underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 33

TABLE 32:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
January 31, 2023
Cash and central bank reserves	$43,753	$–	$43,753	5%	$561	$43,192
Canadian government obligations	20,110	83,510	103,620	11	65,067	38,553
National Housing Act Mortgage-Backed Securities (NHA MBS)	33,275	2	33,277	4	1,041	32,236
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,849	24,845	63,694	7	33,433	30,261
Corporate issuer obligations	11,042	5,316	16,358	2	5,918	10,440

Equities	13,695	3,461	17,156	2	12,324	4,832
Total Canadian dollar-denominated	160,724	117,134	277,858	31	118,344	159,514
Cash and central bank reserves	97,889	–	97,889	11	–	97,889
U.S. government obligations	88,383	55,463	143,846	16	51,367	92,479
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	90,776	6,554	97,330	11	20,256	77,074
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,363	54,541	119,904	13	54,368	65,536
Corporate issuer obligations	96,731	5,978	102,709	11	12,063	90,646

Equities	37,366	31,105	68,471	7	37,844	30,627
Total non-Canadian dollar-denominated	476,508	153,641	630,149	69	175,898	454,251
Total	$637,232	$270,775	$908,007	100%	$294,242	$613,765

October 31, 2022
Cash and central bank reserves	$48,965	$–	$48,965	6%	$628	$48,337
Canadian government obligations	17,133	88,511	105,644	12	68,175	37,469
NHA MBS	28,650	157	28,807	3	1,161	27,646
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,099	23,907	62,006	7	33,364	28,642
Corporate issuer obligations	11,657	4,935	16,592	2	3,659	12,933

Equities	12,746	4,602	17,348	2	13,497	3,851
Total Canadian dollar-denominated	157,250	122,112	279,362	32	120,484	158,878
Cash and central bank reserves	84,777	–	84,777	10	–	84,777
U.S. government obligations	86,611	54,614	141,225	16	47,518	93,707
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	92,793	7,924	100,717	11	21,660	79,057
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,278	53,515	119,793	14	48,079	71,714
Corporate issuer obligations	96,971	4,620	101,591	11	11,378	90,213

Equities	25,665	32,006	57,671	6	42,347	15,324
Total non-Canadian dollar-denominated	453,095	152,679	605,774	68	170,982	434,792
Total	$610,345	$274,791	$885,136	100%	$291,466	$593,670

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 33:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	January 31 2023	October 31 2022

The Toronto-Dominion Bank (Parent)	$217,169	$207,177
Bank subsidiaries	324,348	330,063

Foreign branches	72,248	56,430
Total	$613,765	$593,670

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 34

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2023 and October 31, 2022, are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	January 31, 2023
Cash and central bank reserves	$55,143	$–	$55,143	6%	$595	$54,548
Canadian government obligations	16,444	86,332	102,776	11	71,107	31,669
NHA MBS	31,881	14	31,895	3	1,142	30,753
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,692	24,379	63,071	7	33,783	29,288
Corporate issuer obligations	10,649	5,518	16,167	2	5,027	11,140

Equities	13,690	3,492	17,182	2	11,810	5,372
Total Canadian dollar-denominated	166,499	119,735	286,234	31	123,464	162,770
Cash and central bank reserves	89,443	–	89,443	10	125	89,318
U.S. government obligations	88,214	56,104	144,318	16	52,703	91,615
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	91,320	7,105	98,425	11	20,958	77,467
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,898	56,432	123,330	13	53,836	69,494
Corporate issuer obligations	97,839	5,855	103,694	11	11,831	91,863

Equities	37,059	31,917	68,976	8	39,344	29,632
Total non-Canadian dollar-denominated	470,773	157,413	628,186	69	178,797	449,389
Total	$637,272	$277,148	$914,420	100%	$302,261	$612,159

	October 31, 2022
Cash and central bank reserves	$50,275	$–	$50,275	6%	$707	$49,568
Canadian government obligations	17,266	92,010	109,276	12	72,207	37,069
NHA MBS	28,241	156	28,397	3	1,114	27,283
Obligations of provincial governments, public sector entities and multilateral development banks 3	37,845	23,469	61,314	7	32,506	28,808
Corporate issuer obligations	10,019	5,018	15,037	1	3,418	11,619

Equities	12,607	3,205	15,812	2	11,536	4,276
Total Canadian dollar-denominated	156,253	123,858	280,111	31	121,488	158,623
Cash and central bank reserves	81,069	–	81,069	9	80	80,989
U.S. government obligations	89,040	54,102	143,142	16	49,322	93,820
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	93,322	8,029	101,351	11	21,350	80,001
Obligations of other sovereigns, public sector entities and multilateral development banks 3	67,193	57,729	124,922	14	51,369	73,553
Corporate issuer obligations	98,759	4,362	103,121	12	11,439	91,682

Equities	27,638	31,563	59,201	7	40,773	18,428
Total non-Canadian dollar-denominated	457,021	155,785	612,806	69	174,333	438,473
Total	$613,274	$279,643	$892,917	100%	$295,821	$597,096

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 35:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	January 31 2023	October 31 2022
The Toronto-Dominion Bank (Parent)	$220,329	$200,699
Bank subsidiaries	327,946	346,695

Foreign branches	63,884	49,702
Total	$612,159	$597,096
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 35

TABLE 36:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						January 31, 2023
Cash and due from banks	$6,988	$–	$6,988	$–	$–	$–	$6,988
Interest-bearing deposits with banks	143,377	–	143,377	6,666	125	135,805	781
Securities, trading loans, and other 7	581,088	380,209	961,297	370,070	11,789	549,554	29,884
Derivatives	79,351	–	79,351	–	–	–	79,351
Securities purchased under reverse repurchase agreements 8	170,365	(170,365)	–	–	–	–	–
Loans, net of allowance for loan losses 9	836,681	(13,826)	822,855	66,934	50,322	34,177	671,422
Customers’ liabilities under acceptances	19,992	–	19,992	–	–	–	19,992

Other assets 10	90,442	–	90,442	976	–	–	89,466

Total assets	$1,928,284	$196,018	$2,124,302	$444,646	$62,236	$719,536	$897,884

						October 31, 2022

Total assets	$1,917,528	$192,081	$2,109,609	$423,346	$64,864	$710,237	$911,162

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for certain subsidiaries operating in foreign jurisdictions (Regional CFPs). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 36

TABLE 37: CREDIT RATINGS
1

As at
January 31, 2023
	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	–	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating, and DBRS’ Long-Term Issuer Rating.
3	Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to OTC derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 38:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	January 31 2023	October 31 2022
One-notch downgrade	$73	$206
Two-notch downgrade	126	316

Three-notch downgrade	894	1,122

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 37

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 39:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	January 31, 2023
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$355,387

Cash outflows
Retail deposits and deposits from small business customers, of which:	$556,372		$45,055
Stable deposits 5	258,171		7,745
Less stable deposits	298,201		37,310
Unsecured wholesale funding, of which:	355,800		173,459
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	150,464		35,804
Non-operational deposits (all counterparties)	167,797		100,116
Unsecured debt	37,539		37,539
Secured wholesale funding	n/a		25,017
Additional requirements, of which:	334,226		104,192
Outflows related to derivative exposures and other collateral requirements	69,216		46,454
Outflows related to loss of funding on debt products	12,149		12,149
Credit and liquidity facilities	252,861		45,589
Other contractual funding obligations	16,474		9,093

Other contingent funding obligations 7	749,799		11,483
Total cash outflows	$ n/a		$368,299

Cash inflows
Secured lending	$209,876		$25,542
Inflows from fully performing exposures	23,394		8,345

Other cash inflows	82,808		82,808
Total cash inflows	$316,078		$116,695

	Average for the three months ended
	January 31, 2023		October 31, 2022
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$355,387		$365,894
Total net cash outflows 9	251,604		285,647
Liquidity coverage ratio	141%		128%

1	The LCR for the quarter ended January 31, 2023 is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 141% for the quarter ended January 31, 2023 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended January 31, 2023 was $355 billion (October 31, 2022 – $366 billion), with Level 1 assets representing 84% (October 31, 2022 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2022 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including deposits and wholesale funding). The assets that require stable funding (RSF) are based on the Bank’s on and off-balance
sheet activities and a function of their liquidity characteristics and the requirements of OSFI’s LAR guideline.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 38

TABLE 40:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		January 31, 2023
		Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$110,012	$	n/a	$	n/a		$10,870	$120,882
Regulatory capital		110,012		n/a		n/a		10,870	120,882
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		478,145		43,365		20,523		23,459	524,143
Stable deposits 3		255,996		9,955		5,167		9,534	267,097
Less stable deposits		222,149		33,410		15,356		13,925	257,046
Wholesale funding:		243,274		374,027		66,782		275,397	473,659
Operational deposits 4		120,945		4,133		2		–	62,540
Other wholesale funding		122,329		369,894		66,780		275,397	411,119
Liabilities with matching interdependent assets 5		–		1,658		3,517		17,730	–
Other liabilities:		59,012						74,884	1,927
NSFR derivative liabilities		n/a						2,600	n/a

All other liabilities and equity not included in the above categories		59,012		69,542		1,629		1,113	1,927
Total Available Stable Funding									$1,120,611
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$60,021
Deposits held at other financial institutions for operational purposes		–		1,007		–		–	504
Performing loans and securities		97,504		196,839		86,685		661,933	711,804
Performing loans to financial institutions secured by Level 1 HQLA		–		58,950		8,119		–	10,878
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions		555		34,858		5,289		13,115	20,207
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		34,105		54,126		34,278		270,033	307,820
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk				34,464		19,009		175	26,497
Performing residential mortgages, of which:		31,010		33,177		33,343		298,690	265,421
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		31,010		33,177		33,343		298,690	265,421
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		31,834		15,728		5,656		80,095	107,478
Assets with matching interdependent liabilities 5		–		1,972		2,587		18,346	–
Other assets:		62,602						128,097	95,262
Physical traded commodities, including gold		13,584		n/a		n/a		n/a	11,562
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								15,498	13,173
NSFR derivative assets		n/a						9,947	7,347
NSFR derivative liabilities before deduction of variation margin posted		n/a						25,982	1,299
All other assets not included in the above categories		49,018		70,029		2,102		4,539	61,881

Off-balance sheet items		n/a						732,277	25,899
Total Required Stable Funding									$893,490
Net Stable Funding Ratio									125%

									As at
		October 31, 2022
Total Available Stable Funding									$1,058,087
Total Required Stable Funding									866,383
Net Stable Funding Ratio									122%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended January 31, 2023 is at 125% (October 31, 2022 – 122%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 39

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with liquidity risk management policies that require assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 70% of the Bank’s total funding.

TABLE 41:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	January 31 2023	October 31 2022
P&C deposits – Canadian	$526,623	$525,294

P&C deposits – U.S. 1	463,158	493,223
Total	$989,781	$1,018,517
1	P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at January 31, 2023.

Canada	United States	Europe
Capital Securities Program ($15 billion) 1 Canadian Senior Medium-Term Linked Notes Program ($5 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

1	As at February 2, 2023, the Board approved an increase to the size of Canadian Capital Securities Program to a limit of $20 billion.
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at January 31, 2023, was $156.4 billion (October 31, 2022 – $150.5 billion).
Note that Table 42: Long-Term Funding and Table 43: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 42:  LONG-TERM FUNDING

		As at
Long-term funding by currency	January 31 2023	October 31 2022
Canadian dollar	32%	31%
U.S. dollar	39	43
Euro	23	20
British pound	3	3
Other	3	3
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	69%	67%
Covered bonds	21	22
Mortgage securitization 1	9	10
Term asset-backed securities	1	1
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities (MBS) issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2023 and October 31, 2022.

TABLE 43:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at

								January 31 2023	October 31 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$23,768	$2,120	$2,237	$3,200	$31,325	$–	$–	$31,325	$31,833
Bearer deposit notes	163	279	149	211	802	–	–	802	1,275
Certificates of deposit	13,049	17,209	41,788	35,272	107,318	1,665	96	109,079	98,574
Commercial paper	11,000	18,635	18,492	19,018	67,145	–	–	67,145	62,906
Covered bonds	786	4,283	748	–	5,817	5,776	21,465	33,058	33,978
Mortgage securitization 3	33	607	1,061	3,698	5,399	5,637	15,717	26,753	27,684
Legacy senior unsecured medium-term notes 4	–	1,638	9,026	983	11,647	1,951	206	13,804	13,631
Senior unsecured medium-term notes 5	–	–	4,562	2,323	6,885	25,423	59,927	92,235	84,956
Subordinated notes and debentures 6	–	–	–	–	–	–	11,338	11,338	11,290
Term asset-backed securitization	–	664	–	–	664	1,500	–	2,164	1,826
Other 7	49,654	1,983	3,937	1,843	57,417	2,055	341	59,813	32,603
Total	$98,453	$47,418	$82,000	$66,548	$294,419	$44,007	$109,090	$447,516	$400,556

Of which:
Secured	$20,114	$5,554	$1,809	$3,698	$31,175	$12,913	$37,187	$81,275	$63,496
Unsecured	78,339	41,864	80,191	62,850	263,244	31,094	71,903	366,241	337,060
Total	$98,453	$47,418	$82,000	$66,548	$294,419	$44,007	$109,090	$447,516	$400,556

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgage-backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $3 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2022 – $2.3 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $27.9 billion (October 31, 2022 – $21.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total MBS issued to external investors for the three months ended January 31, 2023 was $0.4 billion (three months ended January 31, 2022 – $0.4 billion) and other asset-backed securities issued for the three months ended January 31, 2023 was $0.3 billion (three months ended January 31, 2022 – nil). The Bank also issued $12.9 billion of unsecured medium-term notes for the three months ended January 31, 2023 (three months ended January 31, 2022 – $7.8 billion), in various currencies and markets. The total covered bonds issuance for the three months ended January 31, 2023, was nil (three months ended January 31, 2022 – nil).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its LAR guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity of the metric. Other significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The effective date of the changes will be April 2023.
In January 2022, OSFI published an updated Pillar 3 Disclosure Guideline, which covers liquidity disclosures among other topics. The guideline provides OSFI’s updated expectations for the domestic implementation of Basel’s Pillar 3 Framework. The guideline will not materially impact the Bank’s existing liquidity disclosures, but will contribute to improved consistency and comparability of disclosures across jurisdictions. The effective date of the changes will be in the second fiscal quarter of 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 41

TABLE 44: REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	January 31, 2023
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,988	$–	$–	$–	$–	$–	$–	$–	$–	$6,988
Interest-bearing deposits with banks	141,701	326	266	–	–	–	–	–	1,084	143,377
Trading loans, securities, and other 1	4,530	6,263	6,315	4,013	3,236	12,518	23,334	22,165	71,703	154,077
Non-trading financial assets at fair value through profit or loss	–	36	675	–	165	3,717	2,223	1,955	1,336	10,107
Derivatives	9,880	10,113	4,843	4,463	4,416	8,230	22,003	15,403	–	79,351
Financial assets designated at fair value through profit or loss	584	258	406	257	272	815	1,548	1,264	–	5,404
Financial assets at fair value through other comprehensive income	1,154	1,630	3,415	1,989	1,041	7,849	19,149	31,400	4,167	71,794
Debt securities at amortized cost, net of allowance for credit losses	1,740	5,475	14,573	4,688	4,672	30,788	115,132	162,639	(1)	339,706
Securities purchased under reverse repurchase agreements 2	114,240	26,924	19,174	6,303	2,594	264	866	–	–	170,365
Loans
Residential mortgages	2,143	4,833	6,835	7,796	4,663	44,979	173,336	50,052	–	294,637
Consumer instalment and other personal	794	1,617	3,485	3,127	2,649	24,106	83,191	29,987	55,552	204,508
Credit card	–	–	–	–	–	–	–	–	35,901	35,901

Business and government	34,102	8,916	10,591	13,893	10,908	41,482	92,733	66,429	29,073	308,127

Total loans	37,039	15,366	20,911	24,816	18,220	110,567	349,260	146,468	120,526	843,173

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,492)	(6,492)

Loans, net of allowance for loan losses	37,039	15,366	20,911	24,816	18,220	110,567	349,260	146,468	114,034	836,681
Customers’ liability under acceptances	16,132	3,779	81	–	–	–	–	–	–	19,992
Investment in Schwab	–	–	–	–	–	–	–	–	8,358	8,358
Goodwill 3	–	–	–	–	–	–	–	–	17,293	17,293
Other intangibles 3	–	–	–	–	–	–	–	–	2,333	2,333
Land, buildings, equipment, and other depreciable assets 3	–	–	2	4	11	35	558	3,283	5,309	9,202
Deferred tax assets	–	–	–	–	–	–	–	–	2,476	2,476
Amounts receivable from brokers, dealers, and clients	25,723	–	–	–	–	–	–	–	–	25,723

Other assets	5,256	5,190	1,043	307	203	93	71	75	12,819	25,057
Total assets	$364,967	$75,360	$71,704	$46,840	$34,830	$174,876	$534,144	$384,652	$240,911	$1,928,284

Liabilities
Trading deposits	$1,839	$4,062	$3,056	$3,000	$2,005	$5,135	$4,478	$1,394	$–	$24,969
Derivatives	13,199	10,764	4,511	3,938	3,356	6,817	14,367	15,223	–	72,175
Securitization liabilities at fair value	33	214	457	904	457	2,663	4,353	2,859	–	11,940
Financial liabilities designated at fair value through profit or loss	26,756	36,422	64,460	36,487	20,053	1,662	97	–	101	186,038
Deposits 4,5
Personal	4,491	8,233	11,076	10,455	17,292	14,903	16,160	28	559,706	642,344
Banks	38,941	162	–	14	–	–	3	2	15,391	54,513

Business and government	33,605	16,615	19,674	6,727	5,303	34,577	64,813	17,498	324,882	523,694

Total deposits	77,037	25,010	30,750	17,196	22,595	49,480	80,976	17,528	899,979	1,220,551
Acceptances	16,132	3,779	81	–	–	–	–	–	–	19,992
Obligations related to securities sold short 1	1,950	1,919	1,937	1,648	1,082	6,079	17,295	12,194	2,607	46,711
Obligations related to securities sold under repurchase agreements 2	127,969	7,620	3,795	240	784	110	15	–	–	140,533
Securitization liabilities at amortized cost	–	393	604	1,808	529	2,974	5,270	3,235	–	14,813
Amounts payable to brokers, dealers, and clients	22,238	–	–	–	–	–	–	–	–	22,238
Insurance-related liabilities	146	286	429	429	469	963	1,517	699	2,611	7,549
Other liabilities	12,031	8,658	3,088	444	1,081	1,102	1,477	4,326	5,386	37,593

Subordinated notes and debentures	–	–	–	–	–	–	200	11,138	–	11,338

Equity	–	–	–	–	–	–	–	–	111,844	111,844
Total liabilities and equity	$299,330	$99,127	$113,168	$66,094	$52,411	$76,985	$130,045	$68,596	$1,022,528	$1,928,284
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$18,111	$26,888	$21,661	$17,566	$19,036	$44,092	$147,324	$4,631	$1,427	$300,736
Other commitments 8	95	141	250	213	294	604	1,325	328	74	3,324

Unconsolidated structured entity commitments	–	5	87	–	991	1,021	–	–	–	2,104
Total off-balance sheet commitments	$18,206	$27,034	$21,998	$17,779	$20,321	$45,717	$148,649	$4,959	$1,501	$306,164
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been record e d as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $33 billion of covered bonds with remaining contractual maturities of $1 billion in ‘less than 1 month’, $4 billion in ‘1 to 3 months’, $1 billion in ‘over 3 months to 6 months’, $6 billion in ‘over 1 to 2 years’, and $21 billion in ‘over 2 to 5 years’.

6	Includes $436 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude p e rsonal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 42

TABLE 44:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at
	October 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$8,556	$–	$–	$–	$–	$–	$–	$–	$–	$8,556
Interest-bearing deposits with banks	135,855	197	143	–	–	–	–	–	1,099	137,294
Trading loans, securities, and other 1	4,601	4,876	5,310	4,477	4,055	12,910	23,057	23,051	61,389	143,726
Non-trading financial assets at fair value through profit or loss	111	–	222	685	–	4,071	2,475	2,133	1,249	10,946
Derivatives	14,436	16,306	7,870	5,155	4,575	10,622	26,319	18,590	–	103,873
Financial assets designated at fair value through profit or loss	229	777	235	391	243	610	1,345	1,209	–	5,039
Financial assets at fair value through other comprehensive income	2,117	2,401	1,531	3,367	1,712	6,415	20,091	28,721	3,320	69,675
Debt securities at amortized cost, net of allowance for credit losses	2,333	3,607	7,082	14,706	4,678	29,069	106,919	174,381	(1)	342,774
Securities purchased under reverse repurchase agreements 2	113,845	15,050	17,977	9,745	3,240	310	–	–	–	160,167
Loans
Residential mortgages	672	2,327	5,585	9,122	9,115	34,909	181,763	50,431	–	293,924
Consumer instalment and other personal	543	1,027	2,480	4,002	3,430	19,635	88,071	30,056	56,908	206,152
Credit card	–	–	–	–	–	–	–	–	36,010	36,010

Business and government	33,836	7,398	10,693	10,854	14,245	33,366	89,367	68,078	33,552	301,389

Total loans	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	126,470	837,475

Allowance for loan losse s	–	–	–	–	–	–	–	–	(6,432)	(6,432)

Loans, net of allowance for loan losses	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	120,038	831,043
Customers’ liability under acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Investment in Schwab	–	–	–	–	–	–	–	–	8,088	8,088
Goodwill 3	–	–	–	–	–	–	–	–	17,656	17,656
Other intangibles 3	–	–	–	–	–	–	–	–	2,303	2,303
Land, buildings, equipment, and other depreciable assets 3	–	–	2	2	2	36	525	3,462	5,371	9,400
Deferred tax assets	–	–	–	–	–	–	–	–	2,193	2,193
Amounts receivable from brokers, dealers, and clients	19,719	41	–	–	–	–	–	–	–	19,760

Other assets	4,726	1,262	6,537	232	274	74	57	72	12,068	25,302
Total assets	$357,581	$58,981	$65,683	$62,741	$45,569	$152,027	$539,989	$400,184	$234,773	$1,917,528
Liabilities
Trading deposits	$4,038	$2,227	$4,390	$1,740	$1,758	$4,181	$4,136	$1,335	$–	$23,805
Derivatives	12,560	16,189	8,764	5,230	3,531	9,413	18,116	17,330	–	91,133
Securitization liabilities at fair value	36	1,245	216	447	899	2,357	4,675	2,737	–	12,612
Financial liabilities designated at fair value through profit or loss	18,718	21,893	52,501	45,442	23,331	805	96	–	–	162,786
Deposits 4,5
Personal	4,551	6,872	10,173	10,394	11,801	12,801	13,038	31	591,177	660,838
Banks	22,153	453	51	–	13	–	3	3	15,587	38,263

Business and government	34,236	17,779	10,095	17,173	8,234	26,060	63,392	13,167	340,733	530,869

Total deposits	60,940	25,104	20,319	27,567	20,048	38,861	76,433	13,201	947,497	1,229,970
Acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Obligations related to securities sold short 1	1,418	2,125	1,611	1,257	1,312	6,691	15,015	13,146	2,930	45,505
Obligations related to securities sold under repurchase agreements 2	118,278	6,553	2,382	545	188	78	–	–	–	128,024
Securitization liabilities at amortized cost	–	595	390	609	1,812	2,724	5,730	3,212	–	15,072
Amounts payable to brokers, dealers, and clients	25,155	40	–	–	–	–	–	–	–	25,195
Insurance-related liabilities	146	296	439	439	481	947	1,482	645	2,593	7,468
Other liabilities	14,587	2,417	2,006	1,050	761	1,725	1,136	4,660	5,210	33,552

Subordinated notes and debentures	–	–	–	–	–	–	200	11,090	–	11,290
Equity	–	–	–	–	–	–	–	–	111,383	111,383
Total liabilities and equity	$271,878	$82,396	$93,034	$84,329	$54,121	$67,782	$127,019	$67,356	$1,069,613	$1,917,528
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$19,249	$22,494	$22,536	$19,326	$18,060	$41,357	$140,699	$4,882	$1,461	$290,064
Other commitments 8	87	208	177	234	205	549	1,316	365	7	3,148

Unconsolidated structured entity commitments	–	126	18	204	–	1,233	510	–	–	2,091
Total off-balance sheet commitments	$19,336	$22,828	$22,731	$19,764	$18,265	$43,139	$142,525	$5,247	$1,468	$295,303
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $34 billion of covered bonds with remaining contractual maturities of $2 billion in 1 to 3 months, $5 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 1 to 2 years’, and $21 billion in ‘over 2 to 5 years’.

6	Includes $502 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 43

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2022 Annual Report for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended January 31, 2023.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $12.1 billion as at January 31, 2023 (October 31, 2022 – $10.8 billion). In addition, as at January 31, 2023, the Bank had committed to provide $2.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2022 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.5 billion as at January 31, 2023 (October 31, 2022 – $3.1 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements and 2022 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s first quarter 2023 Interim Consolidated Financial Statements and Bank’s 2022 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three months ended January 31, 2023.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Inter-bank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication of LIBOR settings has ceased for all sterling, Japanese yen, Swiss franc and euro, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021.
Six-month
and twelve-month CDOR tenors ceased to be published after May 17, 2021. The remaining USD LIBOR settings (overnight, one-month,
three-month,
six-month,
and twelve-month) will cease to be published immediately after June 30, 2023, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include making available new products referencing ARRs, preparing to cease the issuance of the residual IBOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank is progressing on its transition plan and there were no significant changes to the Bank’s transition risk with respect to the remaining USD LIBOR and CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 44

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts,
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.
The Bank is proceeding with implementation of a software solution, including data preparation, system testing and configuration, and other implementation efforts accordingly.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 45

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 46

Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 47

Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The total return earned on an investment in TD’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading-Related Revenue (TEB):
A
non-GAAP
financial measure that is used for measuring trading performance in the Wholesale Banking segment that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2023	October 31, 2022
ASSETS
Cash and due from banks	$6,988	$8,556
Interest-bearing deposits with banks	143,377	137,294
	150,365	145,850
Trading loans, securities, and other (Note 4)	154,077	143,726
Non-trading financial assets at fair value through profit or loss (Note 4)	10,107	10,946
Derivatives (Note 4)	79,351	103,873
Financial assets designated at fair value through profit or loss (Note 4)	5,404	5,039
Financial assets at fair value through other comprehensive income (Note 4)	71,794	69,675
	320,733	333,259
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	339,706	342,774
Securities purchased under reverse repurchase agreements	170,365	160,167
Loans (Notes 4, 6)
Residential mortgages	294,637	293,924
Consumer instalment and other personal	204,508	206,152
Credit card	35,901	36,010
Business and government	308,127	301,389
	843,173	837,475
Allowance for loan losses (Note 6)	(6,492)	(6,432)
Loans, net of allowance for loan losses	836,681	831,043
Other
Customers’ liability under acceptances	19,992	19,733
Investment in Schwab (Note 7)	8,358	8,088
Goodwill (Note 9)	17,293	17,656
Other intangibles	2,333	2,303
Land, buildings, equipment, and other depreciable assets	9,202	9,400
Deferred tax assets	2,476	2,193
Amounts receivable from brokers, dealers, and clients	25,723	19,760
Other assets (Note 10)	25,057	25,302
	110,434	104,435
Total assets	$1,928,284	$1,917,528
LIABILITIES
Trading deposits (Notes 4, 11)	$24,969	$23,805
Derivatives (Note 4)	72,175	91,133
Securitization liabilities at fair value (Note 4)	11,940	12,612
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	186,038	162,786
	295,122	290,336
Deposits (Notes 4, 11)
Personal	642,344	660,838
Banks	54,513	38,263
Business and government	523,694	530,869
	1,220,551	1,229,970
Other
Acceptances	19,992	19,733
Obligations related to securities sold short (Note 4)	46,711	45,505
Obligations related to securities sold under repurchase agreements	140,533	128,024
Securitization liabilities at amortized cost (Note 4)	14,813	15,072
Amounts payable to brokers, dealers, and clients	22,238	25,195
Insurance-related liabilities	7,549	7,468
Other liabilities (Note 12)	37,593	33,552
	289,429	274,549
Subordinated notes and debentures (Note 4)	11,338	11,290
Total liabilities	1,816,440	1,806,145
EQUITY
Shareholders’ Equity
Common shares (Note 13)	25,094	24,363
Preferred shares and other equity instruments (Note 13)	11,253	11,253
Treasury – common shares (Note 13)	(103)	(91)
Treasury – preferred shares and other equity instruments (Note 13)	(9)	(7)
Contributed surplus	185	179
Retained earnings	73,501	73,698
Accumulated other comprehensive income (loss)	1,923	1,988
Total equity	111,844	111,383
Total liabilities and equity	$1,928,284	$1,917,528
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	January 31 2022
Interest income 1 (Note 20)
Loans	$11,779	$6,011
Securities
Interest	4,339	1,011
Dividends	512	431
Deposits with banks	1,426	69
	18,056	7,522
Interest expense (Note 20)
Deposits	7,795	776
Securitization liabilities	222	102
Subordinated notes and debentures	111	97
Other	2,195	245
	10,323	1,220
Net interest income	7,733	6,302
Non-interest income
Investment and securities services	1,405	1,604
Credit fees	428	400
Trading income (loss)	678	114
Service charges	651	733
Card services	769	707
Insurance revenue	1,374	1,317
Other income (loss) (Note 8)	(812)	104
	4,493	4,979
Total revenue	12,226	11,281
Provision for (recovery of) credit losses (Note 6)	690	72
Insurance claims and related expenses	976	756
Non-interest expenses
Salaries and employee benefits	3,758	3,278
Occupancy, including depreciation	433	400
Technology and equipment, including depreciation	522	444
Amortization of other intangibles	142	160
Communication and marketing	313	287
Brokerage-related and sub-advisory fees	92	113
Professional, advisory and outside services	568	440
Other (Note 22)	2,488	845
	8,316	5,967
Income before income taxes and share of net income from investment in Schwab	2,244	4,486
Provision for (recovery of) income taxes (Note 16)	947	984
Share of net income from investment in Schwab (Note 7)	285	231
Net income	1,582	3,733
Preferred dividends and distributions on other equity instruments	83	43
Net income available to common shareholders	$1,499	$3,690
Earnings per share (Canadian dollars) (Note 17)
Basic	$0.82	$2.03
Diluted	0.82	2.02
Dividends per common share (Canadian dollars)	0.96	0.89

1
Includes $16,053 million and $6,737 million, for the three months ended January 31, 2023 and January 31, 2022, respectively, which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2023	January 31 2022
Net income	$1,582	$3,733
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	244	(257)
Reclassification to earnings of net loss/(gain)	1	(10)
Changes in allowance for credit losses recognized in earnings	(1)	(2)
Income taxes relating to:
Change in unrealized gain/(loss)	(73)	63

Reclassification to earnings of net loss/(gain)	–	1

	171	(205)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	(2,365)	2,354
Reclassification to earnings of net loss/(gain)	(2)	–
Net gain/(loss) on hedges	842	(1,034)
Reclassification to earnings of net loss/(gain) on hedges	2	–
Income taxes relating to:

Net gain/(loss) on hedges	(517)	271

	(2,040)	1,591
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	2,039	640
Reclassification to earnings of loss/(gain)	6	(1,452)
Income taxes relating to:
Change in gain/(loss)	(353)	(150)

Reclassification to earnings of loss/(gain)	33	356

	1,725	(606)

Share of other comprehensive income (loss) from investment in Schwab	247	(397)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	96	377

Income taxes	(44)	(99)

	52	278
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	13	87

Income taxes	(4)	(23)

	9	64
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	(243)	(16)

Income taxes	66	4

	(177)	(12)
Total other comprehensive income (loss)	(13)	713
Total comprehensive income (loss)	$1,569	$4,446
Attributable to:
Common shareholders	$1,486	$4,403
Preferred shareholders and other equity instrument holders	83	43

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31, 2023	January 31, 2022
Common shares (Note 13)
Balance at beginning of period	$24,363	$23,066
Proceeds from shares issued on exercise of stock options	26	76
Shares issued as a result of dividend reinvestment plan	705	122
Purchase of shares for cancellation and other	–	(94)
Balance at end of period	25,094	23,170
Preferred shares and other equity instruments (Note 13)
Balance at beginning and end of period	11,253	5,700
Treasury – common shares (Note 13)
Balance at beginning of period	(91)	(152)
Purchase of shares	(1,816)	(2,936)
Sale of shares	1,804	2,900
Balance at end of period	(103)	(188)
Treasury – preferred shares and other equity instruments (Note 13)
Balance at beginning of period	(7)	(10)
Purchase of shares and other equity instruments	(141)	(29)
Sale of shares and other equity instruments	139	33
Balance at end of period	(9)	(6)
Contributed surplus
Balance at beginning of period	179	173
Net premium (discount) on sale of treasury instruments	3	8
Issuance of stock options, net of options exercised	10	3
Other	(7)	(36)
Balance at end of period	185	148
Retained earnings
Balance at beginning of period	73,698	63,944
Net income attributable to equity instrument holders	1,582	3,733
Common dividends	(1,746)	(1,622)
Preferred dividends and distributions on other equity instruments	(83)	(43)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 13)	–	(670)
Remeasurement gain/(loss) on employee benefit plans	52	278
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(2)	1
Balance at end of period	73,501	65,621
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(476)	510
Other comprehensive income (loss)	172	(203)
Allowance for credit losses	(1)	(2)
Balance at end of period	(305)	305
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	23	181
Other comprehensive income (loss)	7	65
Reclassification of loss/(gain) to retained earnings	2	(1)
Balance at end of period	32	245
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	78	14
Other comprehensive income (loss)	(177)	(12)
Balance at end of period	(99)	2
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	12,048	5,230
Other comprehensive income (loss)	(2,040)	1,591
Balance at end of period	10,008	6,821
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(5,717)	1,930
Other comprehensive income (loss)	1,725	(606)
Balance at end of period	(3,992)	1,324
Share of accumulated other comprehensive income (loss) from investment in Schwab	(3,721)	(1,165)
Total accumulated other comprehensive income	1,923	7,532
Total equity	$111,844	$101,977
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2023	January 31 2022
Cash flows from (used in) operating activities
Net income	$1,582	$3,733
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	690	72
Depreciation	289	275
Amortization of other intangibles	142	160
Net securities loss/(gain) (Note 5)	1	(10)
Share of net income from investment in Schwab (Note 7)	(285)	(231)
Deferred taxes	(110)	140
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	28	(53)
Securities sold under repurchase agreements	12,509	1,335
Securities purchased under reverse repurchase agreements	(10,198)	1,466
Securities sold short	1,206	5,046
Trading loans, securities, and other	(10,351)	(5,158)
Loans net of securitization and sales	(6,263)	(21,034)
Deposits	(8,255)	32,071
Derivatives	5,564	(5,322)
Non-trading financial assets at fair value through profit or loss	839	(535)
Financial assets and liabilities designated at fair value through profit or loss	22,887	20,964
Securitization liabilities	(931)	(155)
Current taxes	1,662	(2,083)
Brokers, dealers, and clients amounts receivable and payable	(8,920)	5,480
Other, including unrealized foreign currency translation loss/(gain)	2,972	(7,414)
Net cash from (used in) operating activities	5,058	28,747
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	53	38
Common shares issued, net	24	69
Repurchase of common shares (Note 13)	–	(764)
Redemption of preferred shares and other equity instruments	–	(1,000)
Sale of treasury shares and other equity instruments	1,946	2,941
Purchase of treasury shares and other equity instruments (Note 13)	(1,957)	(2,965)
Dividends paid on shares and distributions paid on other equity instruments	(1,124)	(2,947)
Repayment of lease liabilities	(156)	(166)
Net cash from (used in) financing activities	(1,214)	(4,794)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(7,024)	(2,951)
Activities in financial assets at fair value through other comprehensive income
Purchases	(7,585)	(5,821)
Proceeds from maturities	5,473	6,714
Proceeds from sales	595	3,166
Activities in debt securities at amortized cost
Purchases	(10,407)	(41,702)
Proceeds from maturities	14,041	17,932
Proceeds from sales	9	6
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(403)	(333)
Net cash from (used in) investing activities	(5,301)	(22,989)
Effect of exchange rate changes on cash and due from banks	(111)	106
Net increase (decrease) in cash and due from banks	(1,568)	1,070
Cash and due from banks at beginning of period	8,556	5,931
Cash and due from banks at end of period	$6,988	$7,001
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$490	$2,614
Amount of interest paid during the period	9,613	1,272
Amount of interest received during the period	16,862	7,090
Amount of dividends received during the period	529	489
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 53

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act (Canada)
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three months ended January 31, 2023, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on March 1, 2023.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2022 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2022 Management’s Discussion and Analysis (MD&A). The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report, relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial Statements, as permitted by IFRS.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three months ended January 31, 2023.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts,
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.
The Bank is proceeding with implementation of a software solution, including data preparation, system testing and configuration, and other implementation efforts accordingly.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 4

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Inter-bank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication of LIBOR settings has ceased for all sterling, Japanese yen, Swiss franc and euro, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021. Six-month and twelve-month CDOR tenors ceased to be published after May 17, 2021. The remaining USD LIBOR settings (overnight, one-month,
three-month,
six-month,
and twelve-month) will cease to be published immediately after June 30, 2023, while the remaining tenors of CDOR (one-month, two-month, and three-month) will cease following a final publication on June 28, 2024.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include making available new products referencing ARRs, preparing to cease the issuance of the residual IBOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank is progressing on its transition plan and there were no significant changes to the Bank’s transition risk with respect to the remaining USD LIBOR and CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three months ended January 31, 2023.
(
a
)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)				As at
	January 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$256,953	$248,135	$256,362	$244,523
Other debt securities	82,753	79,701	86,412	81,913
Total debt securities at amortized cost, net of allowance for credit losses	339,706	327,836	342,774	326,436
Total loans, net of allowance for loan losses	836,681	823,492	831,043	810,912
Total financial assets not carried at fair value	$1,176,387	$1,151,328	$1,173,817	$1,137,348

FINANCIAL LIABILITIES
Deposits	$1,220,551	$1,212,881	$1,229,970	$1,218,552
Securitization liabilities at amortized cost	14,813	14,284	15,072	14,366
Subordinated notes and debentures	11,338	11,143	11,290	10,853
Total financial liabilities not carried at fair value	$1,246,702	$1,238,308	$1,256,332	$1,243,771

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 55

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2023 and October 31, 2022.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	January 31, 2023				October 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt

Federal	$83	$9,105	$–	$9,188	$620	$9,042	$–	$9,662
Provinces	–	7,470	–	7,470	–	7,706	–	7,706
U.S. federal, state, municipal governments, and agencies debt	2	23,043	–	23,045	2	23,466	–	23,468
Other OECD 2 government-guaranteed debt	–	7,277	–	7,277	–	8,341	–	8,341
Mortgage-backed securities	–	2,269	–	2,269	–	2,109	–	2,109
Other debt securities
Canadian issuers	–	6,112	–	6,112	–	6,604	–	6,604
Other issuers	–	12,940	85	13,025	–	12,344	49	12,393
Equity securities	58,260	23	–	58,283	44,424	32	–	44,456
Trading loans	–	13,816	–	13,816	–	11,749	–	11,749
Commodities	12,485	1,103	–	13,588	16,084	1,149	–	17,233

Retained interests	–	4	–	4	–	5	–	5

	70,830	83,162	85	154,077	61,130	82,547	49	143,726
Non-trading financial assets at fair value through profit or loss
Securities	229	5,758	927	6,914	228	6,608	845	7,681

Loans	–	3,193	–	3,193	–	3,265	–	3,265

	229	8,951	927	10,107	228	9,873	845	10,946
Derivatives
Interest rate contracts	103	19,730	–	19,833	167	23,699	–	23,866
Foreign exchange contracts	23	51,756	3	51,782	35	72,006	5	72,046
Credit contracts	–	85	–	85	–	56	–	56
Equity contracts	–	3,765	–	3,765	4	4,303	–	4,307

Commodity contracts	744	3,114	28	3,886	634	2,919	45	3,598

	870	78,450	31	79,351	840	102,983	50	103,873
Financial assets designated at fair value through profit or loss

Securities 1	–	5,404	–	5,404	–	5,039	–	5,039

	–	5,404	–	5,404	–	5,039	–	5,039

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	18,360	–	18,360	–	16,368	–	16,368
Provinces	–	20,899	–	20,899	–	20,240	–	20,240
U.S. federal, state, municipal governments, and agencies debt	–	11,212	–	11,212	–	11,559	–	11,559
Other OECD government-guaranteed debt	–	1,524	–	1,524	–	1,682	–	1,682
Mortgage-backed securities	–	1,315	–	1,315	–	1,033	–	1,033
Other debt securities
Asset-backed securities	–	4,093	–	4,093	–	4,440	–	4,440
Corporate and other debt	–	8,189	63	8,252	–	8,621	60	8,681
Equity securities	924	2	3,240	4,166	840	2	2,477	3,319

Loans	–	1,973	–	1,973	–	2,353	–	2,353

	924	67,567	3,303	71,794	840	66,298	2,537	69,675

Securities purchased under reverse repurchase agreements	–	7,996	–	7,996	–	7,450	–	7,450

FINANCIAL LIABILITIES

Trading deposits	–	24,483	486	24,969	–	23,389	416	23,805
Derivatives
Interest rate contracts	102	16,032	164	16,298	112	19,010	156	19,278
Foreign exchange contracts	25	45,936	1	45,962	23	62,378	1	62,402
Credit contracts	–	299	–	299	–	152	–	152
Equity contracts	–	5,889	51	5,940	–	5,804	59	5,863

Commodity contracts	313	3,340	23	3,676	234	3,186	18	3,438

	440	71,496	239	72,175	369	90,530	234	91,133

Securitization liabilities at fair value	–	11,940	–	11,940	–	12,612	–	12,612

Financial liabilities designated at fair value through profit or loss	–	186,016	22	186,038	–	162,742	44	162,786

Obligations related to securities sold short 1	2,616	44,095	–	46,711	2,909	42,596	–	45,505

Obligations related to securities sold under repurchase agreements	–	5,255	–	5,255	–	9,509	–	9,509

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2	Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 56

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2023 and January 31, 2022.
There were no significant transfers between Level 2 and Level 3 during the three months ended January 31, 2023 and January 31, 2022.
There were no significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three months ended January 31, 2023 and January 31, 2022.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 57

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three months ended January 31, 2023 and January 31, 2022.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at January 31 2023	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$49	$9	$–	$14	$(15)	$35	$(7)	$85	$2

Equity securities	–	–	–	–	–	–	–	–	–

49	9	–	14	(15)	35	(7)	85	2
Non-trading financial assets at fair value through profit or loss
Securities	845	43	–	42	(3)	–	–	927	32

Loans	–	–	–	–	–	–	–	–	–

845	43	–	42	(3)	–	–	927	32

Financial assets at fair value through other comprehensive income
Other debt securities	60	–	7	–	(4)	–	–	63	–

Equity securities	2,477	–	(22)	824	(39)	–	–	3,240	(22)
$2,537	$–	$(15)	$824	$(43)	$–	$–	$3,303	$(22)

FINANCIAL LIABILITIES

Trading deposits 6	$(416)	$(12)	$–	$(59)	$4	$(3)	$–	$(486)	$(11)
Derivatives 7
Interest rate contracts	(156)	(24)	–	–	16	–	–	(164)	(9)
Foreign exchange contracts	4	(3)	–	–	–	–	1	2	(1)
Equity contracts	(59)	29	–	–	2	(2)	(21)	(51)	8

Commodity contracts	27	29	–	–	(51)	–	–	5	(8)

(184)	31	–	–	(33)	(2)	(20)	(208)	(10)

Financial liabilities designated at fair value through profit or loss	(44)	50	–	(60)	32	–	–	(22)	50

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at January 31 2022	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$6	$–	$–	$2	$(2)	$11	$–	$17	$–

Equity securities	33	–	–	–	(33)	–	–	–	–

39	–	–	2	(35)	11	–	17	–
Non-trading financial assets at fair value through profit or loss
Securities	760	36	–	88	(7)	–	(4)	873	33

Loans	3	–	–	–	–	–	–	3	–

763	36	–	88	(7)	–	(4)	876	33

Financial assets at fair value through other comprehensive income
Other debt securities	64	–	–	–	(1)	–	–	63	–

Equity securities	1,609	–	1	10	40	–	–	1,660	1
$1,673	$–	$1	$10	$39	$–	$–	$1,723	$1

FINANCIAL LIABILITIES

Trading deposits 6	$(141)	$(10)	$–	$(28)	$1	$(8)	$3	$(183)	$(11)
Derivatives 7
Interest rate contracts	(88)	(3)	–	–	2	–	–	(89)	–
Foreign exchange contracts	7	(3)	–	–	–	–	–	4	(1)
Equity contracts	(82)	(11)	–	–	(1)	(1)	5	(90)	(12)

Commodity contracts	31	22	–	–	(8)	–	–	45	22

(132)	5	–	–	(7)	(1)	5	(130)	9

Financial liabilities designated at fair value through profit or loss	(76)	8	–	(71)	92	–	–	(47)	8

Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $31 million (January 31, 2022 – $58 million; October 31, 2022/November 1, 2022 – $50 million; October 31, 2021/November 1, 2021 – $47 million) and derivative liabilities of $
239

million (January 31, 2022 – $
188
 million; October 31, 2022/November 1, 2022 – $234 million; October 31, 2021/November 1, 2021 – $179 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 8

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at January 31, 2023 and October 31, 2022.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			January 31, 2023				October 31, 2022
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$18,396	$59	$(95)	$18,360	$16,420	$69	$(121)	$16,368
Provinces	20,898	107	(106)	20,899	20,279	99	(138)	20,240
U.S. federal, state, municipal governments, and agencies debt	11,434	19	(241)	11,212	11,855	22	(318)	11,559
Other OECD government-guaranteed debt	1,550	1	(27)	1,524	1,715	1	(34)	1,682

Mortgage-backed securities	1,313	3	(1)	1,315	1,035	1	(3)	1,033

	53,591	189	(470)	53,310	51,304	192	(614)	50,882
Other debt securities
Asset-backed securities	4,145	–	(52)	4,093	4,511	–	(71)	4,440

Corporate and other debt	8,305	39	(92)	8,252	8,820	23	(162)	8,681

	12,450	39	(144)	12,345	13,331	23	(233)	13,121

Total debt securities	66,041	228	(614)	65,655	64,635	215	(847)	64,003
Equity securities
Common shares	3,023	83	(23)	3,083	2,191	63	(33)	2,221

Preferred shares	1,102	76	(95)	1,083	1,100	71	(73)	1,098

	4,125	159	(118)	4,166	3,291	134	(106)	3,319
Total securities at fair value through other comprehensive income	$70,166	$387	$(732)	$69,821	$67,926	$349	$(953)	$67,322

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity s
e
curities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at January 31, 2023 and October 31, 2022, and dividend income recognized on these securities for the three months ended January 31, 2023 and January 31, 2022.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended
	January 31, 2023	October 31, 2022	January 31, 2023	January 31, 2022
	Fair value		Dividend income recognized
Common shares	$3,083	$2,221	$17	$39

Preferred shares	1,083	1,098	31	5
Total	$4,166	$3,319	$48	$44
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $45 million during the three months ended January 31, 2023 (three months ended January 31, 2022 – $24 million). The Bank realized a cumulative loss of $3 million during the three months ended January 31, 2023 (three months ended January 31, 2022 – cumulative gain of $2 million) on disposal of these equity securities and recognized dividend income of $1 million during the three months ended January 31, 2023 (three months ended January 31, 2022 – nil).
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three months ended January 31, 2023 and January 31, 2022, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended
	January 31 2023	January 31 2022

Debt securities at fair value through other comprehensive income	$(1)	$10

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 9

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2022 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.
Debt Securities by Risk Ratings

(millions of Canadian dollars)											As at
	January 31, 2023						October 31, 2022
	Stage 1	Stage 2	Stage 3			Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$403,293	$–	$	n/a	2	$403,293	$404,620	$–	$	n/a	$404,620
Non-investment grade	1,888	145		n/a		2,033	1,964	155		n/a	2,119
Watch and classified	n/a	36		n/a		36	n/a	39		n/a	39

Default	n/a	n/a		–		–	n/a	n/a		–	–

Total debt securities	405,181	181		–		405,362	406,584	194		–	406,778

Allowance for credit losses on debt securities at amortized cost	1	–		–		1	1	–		–	1

Total debt securities, net of allowance	$405,180	$181		$–		$405,361	$406,583	$194		$–	$406,777

1
Includes debt securities backed by government-guaranteed loans of $171 million (October 31, 2022 – $192 million), which are reported in
Non-investment
grade or a lower risk rating based on the issuer’s credit risk.

2	Not applicable.
As at January 31, 2023, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $339,706 million (October 31, 2022 – $342,774 million), and debt securities measured at FVOCI of $65,655 million (October 31, 2022 – $64,003 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both January 31, 2023 and October 31, 2022, was insignificant.

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at January 31, 2023 and October 31, 2022.
Loans and Acceptances

(millions of Canadian dollars)	As at
	January 31, 2023	October 31, 2022
Residential mortgages	$294,637	$293,924
Consumer instalment and other personal	204,508	206,152
Credit card	35,901	36,010

Business and government	308,127	301,389

	843,173	837,475
Customers’ liability under acceptances	19,992	19,733

Loans at FVOCI (Note 4)	1,973	2,353

Total loans and acceptances	865,138	859,561

Total allowance for loan losses	6,492	6,432

Total loans and acceptances, net of allowance	$858,646	$853,129
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	January 31, 2023	October 31, 2022
Loans at amortized cost	$308,127	$301,389
Customers’ liability under acceptances	19,992	19,733

Loans at FVOCI (Note 4)	1,973	2,353

Loans and acceptances	330,092	323,475

Allowance for loan and acceptances losses	2,705	2,739

Loans and acceptances, net of allowance	$327,387	$320,736

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 0

(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2022 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following tables provide the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$208,376	$131	$	n/a	$208,507	$208,450	$59	$	n/a	$208,509
Normal Risk	66,614	7,264		n/a	73,878	67,280	6,767		n/a	74,047
Medium Risk	433	8,770		n/a	9,203	418	8,132		n/a	8,550
High Risk	13	2,365		319	2,697	10	2,096		350	2,456

Default	n/a	n/a		352	352	n/a	n/a		362	362

Total loans	275,436	18,530		671	294,637	276,158	17,054		712	293,924

Allowance for loan losses	129	150		51	330	127	140		56	323

Loans, net of allowance	275,307	18,380		620	294,307	276,031	16,914		656	293,601
Consumer instalment and other personal 4
Low Risk	95,299	2,342		n/a	97,641	92,653	2,127		n/a	94,780
Normal Risk	55,649	13,686		n/a	69,335	61,508	13,799		n/a	75,307
Medium Risk	23,041	5,633		n/a	28,674	21,990	6,350		n/a	28,340
High Risk	3,255	4,889		299	8,443	2,202	4,793		335	7,330

Default	n/a	n/a		415	415	n/a	n/a		395	395

Total loans	177,244	26,550		714	204,508	178,353	27,069		730	206,152

Allowance for loan losses	639	864		162	1,665	619	850		154	1,623

Loans, net of allowance	176,605	25,686		552	202,843	177,734	26,219		576	204,529
Credit card
Low Risk	6,706	12		n/a	6,718	6,532	11		n/a	6,543
Normal Risk	10,152	130		n/a	10,282	10,760	137		n/a	10,897
Medium Risk	10,906	1,302		n/a	12,208	10,794	1,184		n/a	11,978
High Risk	2,270	4,021		317	6,608	2,590	3,653		265	6,508

Default	n/a	n/a		85	85	n/a	n/a		84	84

Total loans	30,034	5,465		402	35,901	30,676	4,985		349	36,010

Allowance for loan losses	682	857		253	1,792	685	855		207	1,747

Loans, net of allowance	29,352	4,608		149	34,109	29,991	4,130		142	34,263
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	154,755	249		n/a	155,004	144,994	596		n/a	145,590
Non-investment grade or Medium Risk	154,713	9,106		n/a	163,819	156,749	10,057		n/a	166,806
Watch and classified or High Risk	520	9,841		115	10,476	507	9,745		83	10,335

Default	n/a	n/a		793	793	n/a	n/a		744	744

Total loans and acceptances	309,988	19,196		908	330,092	302,250	20,398		827	323,475

Allowance for loan and acceptances losses	1,119	1,222		364	2,705	1,091	1,304		344	2,739

Loans and acceptances, net of allowance	308,869	17,974		544	327,387	301,159	19,094		483	320,736
Total loans and acceptances 6	792,702	69,741		2,695	865,138	787,437	69,506		2,618	859,561

Total allowance for loan losses 6,7	2,569	3,093		830	6,492	2,522	3,149		761	6,432
Total loans and acceptances, net of allowance 6	$790,133	$66,648		$1,865	$858,646	$784,915	$66,357		$1,857	$853,129

1
Includes impaired loans with a balance of $163 million (October 31, 2022 – $110 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $14 billion (October 31, 2022 – $12 billion) and $3 billion (October 31, 2022 – $3 billion), respectively.

3	Includes insured mortgages of $76 billion (October 31, 2022 – $77 billion).
4	Includes Canadian government-insured real estate personal loans of $7 billion (October 31, 2022 – $9 billion).
5
Includes loans guaranteed by government agencies of $26 billion (October 31, 2022 – $28 billion), which are primarily reported in
Non-investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $104 million (October 31, 2022 – $115 million) and a related allowance for loan losses of $3 million (October 31, 2022 – $4 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2022 – nil).

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 61

Loans and Acceptances by Risk Ratings
(Continued)
–
Off-Balance
Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	January 31, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$243,897	$1,359	$	n/a	$245,256	$240,203	$1,174	$	n/a	$241,377
Normal Risk	86,730	1,205		n/a	87,935	87,113	1,178		n/a	88,291
Medium Risk	22,070	1,099		n/a	23,169	21,914	1,015		n/a	22,929
High Risk	1,336	1,297		–	2,633	1,272	1,374		–	2,646
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	234,690	–		n/a	234,690	229,592	–		n/a	229,592
Non-investment grade	86,740	3,717		n/a	90,457	84,301	3,642		n/a	87,943
Watch and classified	287	3,750		–	4,037	237	4,265		–	4,502

Default	n/a	n/a		124	124	n/a	n/a		116	116
Total off-balance sheet credit instruments	675,750	12,427		124	688,301	664,632	12,648		116	677,396
Allowance for off-balance sheet credit instruments	456	527		2	985	433	495		3	931
Total off-balance sheet credit instruments, net of allowance	$675,294	$11,900		$122	$687,316	$664,199	$12,153		$113	$676,465

1	Excludes mortgage commitments.
2	Includes $357 billion (October 31, 2022 – $352 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $51 billion (October 31, 2022 – $51 billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three months ended January 31, 2023 and January 31, 2022, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	January 31, 2023					January 31, 2022
Residential mortgages	$323	$12	$(1)	$(4)	$330	$261	$(10)	$(2)	$1	$250
Consumer instalment and other personal	1,704	262	(196)	(17)	1,753	1,649	52	(125)	16	1,592
Credit card	2,352	337	(245)	(37)	2,407	2,314	117	(144)	41	2,328

Business and government	2,984	79	(31)	(45)	2,987	3,022	(85)	(14)	48	2,971
Total allowance for loan losses, including off-balance sheet instruments	7,363	690	(473)	(103)	7,477	7,246	74	(285)	106	7,141
Debt securities at amortized cost	1	–	–	–	1	2	–	–	–	2

Debt securities at FVOCI	2	–	–	(1)	1	7	(2)	–	–	5
Total allowance for credit losses on debt securities	3	–	–	(1)	2	9	(2)	–	–	7
Total allowance for credit losses	$7,366	$690	$(473)	$(104)	$7,479	$7,255	$72	$(285)	$106	$7,148
Comprising:
Allowance for credit losses on loans at amortized cost	$6,432				$6,492	$6,390				$6,239
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,432				6,492	6,390				6,239

Allowance for off-balance sheet instruments	931				985	856				902
Allowance for credit losses on debt securities	3				2	9				7

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 62

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended January 31, 2023 and January 31, 2022.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
January 31, 2023	January 31, 2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$127	$140	$56	$323	$35	$175	$51	$261
Provision for credit losses
Transfer to Stage 1 2	35	(34)	(1)	–	23	(23)	–	–
Transfer to Stage 2	(6)	11	(5)	–	(4)	7	(3)	–
Transfer to Stage 3	–	(5)	5	–	–	(4)	4	–
Net remeasurement due to transfers into stage 3	(7)	6	–	(1)	(4)	3	–	(1)
New originations or purchases 4	8	n/a	n/a	8	4	n/a	n/a	4
Net repayments 5	(1)	(1)	–	(2)	(1)	(1)	–	(2)
Derecognition of financial assets (excluding disposals and write-offs) 6	(1)	(4)	(3)	(8)	(1)	(4)	(11)	(16)
Changes to risk, parameters, and models 7	(24)	38	1	15	(22)	21	6	5
Write-offs	–	–	(2)	(2)	–	–	(3)	(3)
Recoveries	–	–	1	1	–	–	1	1
Foreign exchange and other adjustments	(2)	(1)	(1)	(4)	–	1	–	1
Balance at end of period	$129	$150	$51	$330	$30	$175	$45	$250
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$654	$896	$154	$1,704	$550	$960	$139	$1,649
Provision for credit losses
Transfer to Stage 1 2	170	(168)	(2)	–	204	(203)	(1)	–
Transfer to Stage 2	(52)	70	(18)	–	(34)	45	(11)	–
Transfer to Stage 3	(2)	(46)	48	–	(1)	(53)	54	–
Net remeasurement due to transfers into stage 3	(53)	54	2	3	(50)	33	2	(15)
New originations or purchases 4	99	n/a	n/a	99	56	n/a	n/a	56
Net repayments 5	(22)	(18)	(3)	(43)	(20)	(20)	(3)	(43)
Derecognition of financial assets (excluding disposals and write-offs) 6	(18)	(24)	(9)	(51)	(22)	(48)	(13)	(83)
Changes to risk, parameters, and models 7	(94)	160	188	254	(139)	159	117	137
Write-offs	–	–	(266)	(266)	–	–	(197)	(197)
Recoveries	–	–	70	70	–	–	72	72
Foreign exchange and other adjustments	(7)	(8)	(2)	(17)	5	10	1	16
Balance, including off-balance sheet instruments, at end of period	675	916	162	1,753	549	883	160	1,592
Less: Allowance for off-balance sheet instruments 8	36	52	–	88	34	46	–	80
Balance at end of period	$639	$864	$162	$1,665	$515	$837	$160	$1,512
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$954	$1,191	$207	$2,352	$878	$1,298	$138	$2,314
Provision for credit losses
Transfer to Stage 1 2	299	(294)	(5)	–	324	(320)	(4)	–
Transfer to Stage 2	(86)	98	(12)	–	(58)	66	(8)	–
Transfer to Stage 3	(5)	(164)	169	–	(6)	(147)	153	–
Net remeasurement due to transfers into stage 3	(139)	127	5	(7)	(96)	81	4	(11)
New originations or purchases 4	51	n/a	n/a	51	71	n/a	n/a	71
Net repayments 5	28	7	13	48	10	1	4	15
Derecognition of financial assets (excluding disposals and write-offs) 6	(12)	(18)	(46)	(76)	(23)	(51)	(35)	(109)
Changes to risk, parameters, and models 7	(120)	270	171	321	(219)	320	50	151
Write-offs	–	–	(314)	(314)	–	–	(221)	(221)
Recoveries	–	–	69	69	–	–	77	77
Foreign exchange and other adjustments	(14)	(19)	(4)	(37)	16	21	4	41
Balance, including off-balance sheet instruments, at end of period	956	1,198	253	2,407	897	1,269	162	2,328
Less: Allowance for off-balance sheet instruments 8	274	341	–	615	234	331	–	565
Balance at end of period	$682	$857	$253	$1,792	$663	$938	$162	$1,763

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 63

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
	January 31, 2023				January 31, 2022
	Stage 1	Stage 2	Stage 3 1	Total	Stage 1	Stage 2	Stage 3 1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,220	$1,417	$347	$2,984	$1,186	$1,526	$310	$3,022
Provision for credit losses
Transfer to Stage 1 3	100	(98)	(2)	–	87	(86)	(1)	–
Transfer to Stage 2	(159)	162	(3)	–	(99)	101	(2)	–
Transfer to Stage 3	(5)	(21)	26	–	(1)	(19)	20	–
Net remeasurement due to transfers into stage 3	(28)	24	–	(4)	(20)	16	–	(4)
New originations or purchases 3	332	n/a	n/a	332	256	n/a	n/a	256
Net repayments 3	4	(21)	(24)	(41)	4	(16)	(24)	(36)
Derecognition of financial assets (excluding disposals and write-offs) 3	(188)	(151)	(133)	(472)	(208)	(153)	(73)	(434)
Changes to risk, parameters, and models 3	9	64	191	264	(46)	75	104	133
Write-offs	–	–	(43)	(43)	–	–	(26)	(26)
Recoveries	–	–	12	12	–	–	12	12

Foreign exchange and other adjustments	(20)	(20)	(5)	(45)	22	27	(1)	48
Balance, including off-balance sheet instruments, at end of period	1,265	1,356	366	2,987	1,181	1,471	319	2,971

Less: Allowance for off-balance sheet instruments 4	146	134	2	282	142	113	2	257

Balance at end of period	1,119	1,222	364	2,705	1,039	1,358	317	2,714
Total Allowance, including off-balance sheet instruments, at end of period	3,025	3,620	832	7,477	2,657	3,798	686	7,141
Less: Total Allowance for off-balance sheet instruments 4	456	527	2	985	410	490	2	902
Total Allowance for Loan Losses at end of period	$2,569	$3,093	$830	$6,492	$2,247	$3,308	$684	$6,239

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 4

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at January 31, 2023. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Ongoing geopolitical tensions, and heightened inflationary pressures, which have led to a rapid tightening in monetary policy continue to contribute to elevated economic uncertainty, leading to deterioration in our economic forecasts.

Macroeconomic Variables
					As at
					January 31, 2023
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q1 2023- Q4 2023 1	Remaining 4-year period 1	Average Q1 2023- Q4 2023 1	Remaining 4-year period 1	Average Q1 2023- Q4 2023 1	Remaining 4-year period 1
Unemployment rate
Canada	5.9%	6.1%	5.5%	5.7%	7.5%	6.7%
United States	4.3	4.4	3.8	3.9	5.8	5.1
Real GDP
Canada	0.7	1.2	2.1	1.4	(1.2)	1.7
United States	0.9	1.6	2.0	1.5	(1.5)	2.1
Home prices
Canada (average existing price) 2	(10.2)	3.3	(6.0)	3.0	(28.4)	8.5
United States (CoreLogic HPI) 3	(5.7)	1.6	(1.2)	2.1	(19.3)	5.9
Central bank policy interest rate
Canada	4.31	2.17	4.81	2.34	3.44	1.94
United States	4.88	2.53	5.38	2.73	4.00	2.20
U.S. 10-year treasury yield	3.48	2.79	3.70	2.83	3.14	2.71
U.S. 10-year BBB spread (%-pts)	2.20	1.80	1.80	1.66	2.49	1.77

Exchange rate (U.S. dollar/Canadian dollar)	$0.73	$0.78	$0.77	$0.81	$0.69	$0.75

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking
forecasts and respective probability weightings in determining the probability-weighted
ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted
ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)	As at
	January 31, 2023	October 31, 2022
Probability-weighted ECLs	$6,645	$6,599

Base ECLs	6,192	6,095
Difference – in amount	$453	$504
Difference – in percentage	7.3%	8.3%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted
ECLs which are
twelve-month
ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate
probability-weighted
ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)	As at
	January 31, 2023	October 31, 2022
Probability-weighted ECLs	$6,645	$6,599

All performing loans and off-balance sheet instruments using 12-month ECLs	4,901	4,819
Incremental lifetime ECLs impact	$1,744	$1,780

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 5

(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $54 million as at January 31, 2023 (October 31, 2022 – $51 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)						As at
	January 31, 2023			October 31, 2022
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$186	$93	$279	$230	$69	$299
Consumer instalment and other personal	690	257	947	668	204	872
Credit card	283	186	469	271	172	443

Business and government	266	180	446	654	162	816
Total	$1,425	$716	$2,141	$1,823	$607	$2,430

1	Includes loans that are measured at FVOCI.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the
one-month
lag period that would significantly affect the results.
As at January 31, 2023, the Bank’s reported investment in Schwab was approximately 12.2% (October 31, 2022 – 12.1%), consisting of 9.7% of the outstanding voting common shares and the remainder in non-voting
common shares of Schwab with a fair value of $23 billion (US$17 billion) (October 31, 2022 – $24 billion (US$18 billion)) based on the closing price of US$77.42 (October 31, 2022 – US$79.67) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions. In addition, the Schwab IDA Agreement has an initial expiration date of July 1, 2031.

Pursuant to the Schwab IDA Agreement, the Bank makes sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, deposits can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab has requested some operational flexibility such that the sweep deposit balances may fluctuate over time, under certain conditions and subject to certain limitations.
The carrying value of the Bank’s investment in Schwab of $8.4 billion as at January 31, 2023 (October 31, 2022 – $8.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $285 million during the three months ended January 31, 2023 (three months ended January 31, 2022 – $231 million), reflects net income after adjustments for amortization of certain intangibles net of tax. The following tables represent the gross amount of Schwab’s total assets, liabilities, net revenues, net income available to common stockholders, other comprehensive income (loss), and comprehensive income (loss).
Summarized Financial Information

(millions of Canadian dollars)		As at

	December 31 2022	September 30 2022
Total assets	$746,630	$797,759
Total liabilities	697,094	746,596

(millions of Canadian dollars)	For the three months ended

	December 31 2022	December 31 2021
Total net revenues	$7,465	$5,933
Total net Income available to common stockholders	2,472	1,827
Total other comprehensive income (loss)	721	(2,976)
Total comprehensive income (loss)	3,193	(1,149)

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 6

NOTE 8:  SIGNIFICANT OR PENDING ACQUISITIONS
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The results of the acquired business will be consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Due to the timing of the acquisition closing in relation to the release date of the Bank’s Interim Consolidated Financial Statements, the Bank has not yet finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed has not been completed.
Pending Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock).
First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing.
On February 9, 2023, the parties announced they had mutually agreed to extend the outside date to May 27, 2023, in accordance with the terms of the merger agreement. The closing of the transaction is subject to customary closing conditions, including approvals from U.S. and Canadian regulatory authorities, which now are not expected to be obtained prior to May 27, 2023. Regulatory approvals are not within the Bank’s control.
If the merger does not close by May 27, 2023, then an amendment to the merger agreement would be required to further extend the outside date. TD and First Horizon are discussing a potential further extension.
The Bank has implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.
The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
Since the
de-designation,
mark-to-market
gains (losses) on these swaps are recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three months ended January 31, 2023, the Bank reported ($998) million in non-interest
income related to the
mark-to-market
on the swaps, and $122 million in net interest income related to the basis adjustment amortization. In addition, for the three months ended January 31, 2023, the Bank reported $251 million in non-interest
income related to the net interest earned on the swaps.

NOTE 9:  GOODWILL
Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail 1	Wealth Management and Insurance	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2021	$900	$13,134	$1,924	$274	$16,232
Foreign currency translation adjustments and other	2	1,329	80	13	1,424
Carrying amount of goodwill as at October 31, 2022 2	$902	$14,463	$2,004	$287	$17,656
Foreign currency translation adjustments and other	–	(340)	(20)	(3)	(363)
Carrying amount of goodwill as at January 31, 2023 2	$902	$14,123	$1,984	$284	$17,293

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at January 31, 2023 and October 31, 2022 was nil.

NOTE 10:  OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	January 31 2023	October 31 2022
Accounts receivable and other items	$10,980	$10,769
Accrued interest	4,446	3,765
Current income tax receivable	4,464	6,031
Defined benefit asset	1,570	1,406
Insurance-related assets, excluding investments	1,949	2,008
Prepaid expenses	1,648	1,323
Total	$25,057	$25,302

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 7

NOTE 11:  DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2023 was $474 billion (October 31, 2022 – $436 billion).
Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			January 31 2023	October 31 2022
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$20,281	$539,425	$82,638	$317,172	$325,172	$–	$642,344	$660,838
Banks	15,059	332	39,122	23,075	29,311	2,127	54,513	38,263
Business and government 2	123,836	201,152	198,706	364,858	153,296	5,540	523,694	530,869
	159,176	740,909	320,466	705,105	507,779	7,667	1,220,551	1,229,970
Trading	–	–	24,969	15,153	2,625	7,191	24,969	23,805
Designated at fair value through profit or loss 3	–	–	185,912	47,654	71,094	67,164	185,912	162,645
Total	$159,176	$740,909	$531,347	$767,912	$581,498	$82,022	$1,431,432	$1,416,420
Non-interest-bearing deposits included above
In domestic offices							$68,674	$76,551
In foreign offices							83,051	91,175
Interest-bearing deposits included above
In domestic offices							699,238	686,518
In foreign offices							551,229	552,678
U.S. federal funds deposited							29,240	9,498
Total 2,4							$1,431,432	$1,416,420
1
Includes $95.2 billion (October 31, 2022 – $89.4 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $34.7 billion relating to covered bondholders (October 31, 2022 – $34 billion).
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $126 million (October 31, 2022 – $140.5 million) of loan commitments and financial guarantees designated at FVTPL.

4	Includes deposits of $815.8 billion (October 31, 2022 – $814.9 billion) denominated in U.S. dollars and $95 billion (October 31, 2022 – $84.4 billion) denominated in other foreign currencies.

NOTE 12:  OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	January 31 2023	October 31 2022
Accounts payable, accrued expenses, and other items	$5,300	$5,040
Accrued interest	2,580	1,870
Accrued salaries and employee benefits	2,874	4,100
Cheques and other items in transit	2,130	2,116
Current income tax payable	246	151
Deferred tax liabilities	264	236
Defined benefit liability	1,310	1,286
Lease liabilities	5,122	5,313
Liabilities related to structured entities	14,813	12,120

Provisions (Note 22)	2,954	1,320
Total	$37,593	$33,552

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 8

NOTE 13:  EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three months ended January 31, 2023 and January 31, 2022.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended
	January 31, 2023		January 31, 2022
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,821.7	$24,363	1,823.9	$23,066
Proceeds from shares issued on exercise of stock options	0.4	26	1.2	76
Shares issued as a result of dividend reinvestment plan	7.9	705	1.2	122

Purchase of shares for cancellation and other	–	–	(7.5)	(94)
Balance as at end of period – common shares	1,830.0	$25,094	1,818.8	$23,170
Preferred Shares and Other Equity Instruments

Preferred Shares – Class A
Balance as at beginning and end of period	159.6	$5,600	158.0	$3,950

Other Equity Instruments 1
Balance as at beginning and end of period	5.0	$5,653	1.8	$1,750

Balance as at beginning and end of period – preferred shares and other equity instruments	164.6	$11,253	159.8	$5,700
Treasury – common shares 2
Balance as at beginning of period	1.0	$(91)	1.9	$(152)
Purchase of shares	20.4	(1,816)	30.5	(2,936)

Sale of shares	(20.3)	1,804	(30.1)	2,900
Balance as at end of period – treasury – common shares	1.1	$(103)	2.3	$(188)
Treasury – preferred shares and other equity instruments 2
Balance as at beginning of period	0.1	$(7)	0.1	$(10)
Purchase of shares and other equity instruments	0.9	(141)	0.8	(29)

Sale of shares and other equity instruments	(0.9)	139	(0.7)	33
Balance as at end of period – treasury – preferred shares and other equity instruments	0.1	$(9)	0.2	$(6)

1	Consists of Limited Recourse Capital Notes (LRCNs). For LRCNs, the number of shares represents the number of notes issued.
2	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On March 1, 2023, the Board approved a dividend in an amount of ninety-six
 cents
(
96
 cents)
per fully paid common share in the capital stock of the Bank for the quarter ending April 30, 2023, payable on and after April 30, 2023, to shareholders of record at the close of business on April 6, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price. The Bank had determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price on such common shares.
During the three months ended January 31, 2023, the Bank issued 7.9 million common shares from treasury with a 2% discount. During the three months ended January 31, 2022, under the dividend reinvestment plan, the Bank issued 1.2 million common shares from treasury with no discount.

NOTE 14:  SHARE-BASED COMPENSATION
For the three months ended January 31, 2023, the Bank recognized compensation expense for stock option awards of $11.1 million (three months ended January 31, 2022 – $10.1 million). During the three months ended January 31, 2023, 2.5 million (three months ended January 31, 2022 – 2.5 million) stock options were granted by the Bank at a weighted-average fair value of $14.70 per option (January 31, 2022 – $12.41 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31, 2023 and January 31, 2022.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the three months ended
	January 31 2023	January 31 2022
Risk-free interest rate	2.87%	1.47%
Option contractual life	10 years	10 years
Expected volatility 1	18.43%	17.89%
Expected dividend yield	3.69%	3.66%

Exercise price/share price	$90.55	$95.33

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 9

NOTE 15:  EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension plans, for the three months ended January 31, 2023 and January 31, 2022. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans 1
		For the three months ended
	January 31 2023	January 31 2022	January 31 2023	January 31 2022	January 31 2023	January 31 2022
Service cost – benefits earned	$62	$104	$1	$2	$4	$6
Net interest cost (income) on net defined benefit liability (asset)	(25)	(6)	5	3	6	5
Interest cost on asset limitation and minimum funding requirement	5	–	–	–	1	–

Defined benefit administrative expenses	2	2	–	–	1	1
Total	$44	$100	$6	$5	$12	$12

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

The following table summarizes expenses for the Bank’s defined contribution plans for the three months ended January 31, 2023 and January 31, 2022.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended
	January 31 2023	January 31 2022
Defined contribution pension plans 1	$64	$54

Government pension plans 2	173	142
Total	$237	$196

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S. Federal Insurance Contributions Act .
The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three months ended January 31, 2023 and January 31, 2022.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	January 31 2023	January 31 2022	January 31 2023	January 31 2022
Remeasurement gain/(loss) – financial	$(382)	$234	$(24)	$15
Remeasurement gain/(loss) – return on plan assets less interest income	386	128	–	–

Change in asset limitation and minimum funding requirement	116	–	–	–
Total	$120	$362	$(24)	$15

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, supplemental executive retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.

NOTE 16:  INCOME TAXES
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill C-32,
Fall Economic Statement Implementation Act, 2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $
50 million, which is recorded in provision for income taxes.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 70

Other Tax Matters
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank. During the quarter, the RQA reassessed the Bank for $5 million of additional income tax and interest in respect of its 2016 taxation year. As at January 31, 2023, the CRA has reassessed the Bank for $1,646 million of income tax and interest for the years 2011 to 2017, the RQA has reassessed the Bank for $39 million for the years 2011 to 2016, and the ATRA has reassessed the Bank for $54 million for the years 2011 to 2016. In total, the Bank has been reassessed for $1,739 million of income tax and interest. The Bank expects to continue to be reassessed for open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 17:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2023 and January 31, 2022.
Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2023	January 31 2022
Basic earnings per share
Net income attributable to common shareholders	$1,499	$3,690

Weighted-average number of common shares outstanding (millions)	1,820.7	1,820.5
Basic earnings per share (Canadian dollars)	$0.82	$2.03
Diluted earnings per share
Net income attributable to common shareholders	$1,499	$3,690

Net income available to common shareholders including impact of dilutive securities	1,499	3,690
Weighted-average number of common shares outstanding (millions)	1,820.7	1,820.5
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	2.4	3.6

Weighted-average number of common shares outstanding – diluted (millions)	1,823.1	1,824.1
Diluted earnings per share (Canadian dollars) 1	$0.82	$2.02

1
For the three months ended January 31, 2023, the computation of diluted earnings per share excluded average options outstanding of 3.7 million, with a weighted-average exercise price of $93.69, as the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2022, no outstanding options were excluded from the computation of diluted earnings per share.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 71

NOTE 18:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2022 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by governmental, regulatory and self-regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2023, the Bank’s RPL is from zero to approximately $1.25 billion (October 31, 2022 – from zero to approximately $1.26 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
–
In the US
Rotstain
v. Trustmark National Bank
,
et al action
, on February 24, 2023, the Bank reached a settlement in principle pursuant to which the Bank will pay US$1.205 billion to Ralph S. Janvey, solely in his capacity as the court-appointed receiver for the Stanford Receivership Estate, the Official Stanford Investors Committee and each of the
Rotstain et al v. Trustmark National Bank et al
and
Smith et al v. Independent Bank
Actions
. Under the terms of the agreement, all involved parties have agreed to a bar order dismissing and releasing all current or future claims arising from or related to Stanford. The settlement is subject to court approval.
A case regarding the same facts was also brought in Ontario. On November 17, 2022, the Court of Appeal for Ontario issued a unanimous written decision which dismissed the appeal and affirmed the trial decision. On January 16, 2023, the Joint Liquidators filed an application for leave to appeal to the Supreme Court of Canada. The Bank filed a response to the leave application on February 22, 2023.

NOTE 19:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Personal and Commercial Banking provides financial products and services to personal, small business and commercial customers, and includes TD Auto Finance Canada. U.S. Retail is comprised of personal and business banking in the U.S., TD Auto Finance U.S., and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab. Wealth Management and Insurance includes the Canadian wealth business which provides investment products and services to institutional and retail investors, and the insurance business which provides property and casualty insurance, as well as life and health insurance products to customers across Canada. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Corporate segment includes the effects of certain asset securitization programs, treasury management, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 72

The following table summarizes the segment results for the three months ended January 31, 2023 and January 31, 2022.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking 2		Corporate 2		Total
	For the three months ended January 31
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$3,539	$2,876	$3,169	$2,115	$281	$209	$525	$709	$219	$393	$7,733	$6,302

Non-interest income (loss)	1,050	1,044	596	671	2,621	2,589	820	637	(594)	38	4,493	4,979

Total revenue	4,589	3,920	3,765	2,786	2,902	2,798	1,345	1,346	(375)	431	12,226	11,281
Provision for (recovery of) credit losses	327	32	200	21	–	1	32	(5)	131	23	690	72
Insurance claims and related expenses	–	–	–	–	976	756	–	–	–	–	976	756

Non-interest expenses	1,863	1,689	2,071	1,597	1,182	1,180	883	764	2,317	737	8,316	5,967

Income (loss) before income taxes and share of net income from investment in Schwab	2,399	2,199	1,494	1,168	744	861	430	587	(2,823)	(329)	2,244	4,486
Provision for (recovery of) income taxes	670	581	206	148	194	225	99	153	(222)	(123)	947	984

Share of net income from investment in Schwab 3,4	–	–	301	252	–	–	–	–	(16)	(21)	285	231
Net income (loss)	$1,729	$1,618	$1,589	$1,272	$550	$636	$331	$434	$(2,617)	$(227)	$1,582	$3,733

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.
Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total
	As at January 31, 2023

Total assets	$528,256	$573,621	$23,090	$652,702	$150,615	$1,928,284

	As at October 31, 2022
Total assets	$526,374	$585,297	$23,721	$635,094	$147,042	$1,917,528

NOTE 20:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended
	January 31, 2023	January 31, 2022

Measured at amortized cost 1	$15,366	$6,639

Measured at FVOCI – Debt instruments 1	687	98

	16,053	6,737
Measured or designated at FVTPL	1,955	741

Measured at FVOCI – Equity instruments	48	44
Total	$18,056	$7,522

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended
	January 31, 2023	January 31, 2022

Measured at amortized cost 1	$8,335	$807

Measured or designated at FVTPL	1,988	413
Total	$10,323	$1,220

1	Interest expense is calculated using EIRM.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 73

NOTE 21:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives. On November 22, 2019, the Bank was designated a global systemically important bank
(G-SIB).
During the three months ended January 31, 2023, the Bank complied with the OSFI Basel III guidelines related to risk-based and leverage capital ratios. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current published buffer is set at 2.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising OSFI’s published CET1, Tier 1, and Total Capital minimum target ratios to 10.5%, 12.0%, and 14.0%, respectively. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently 1%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC). Under this guideline, the Bank was required to meet a sup
e
rvisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and a TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
On December 8, 2022, OSFI announced that the DSB level will be set at 3% as of February 1, 2023.
The following table summarizes the Bank’s regulatory capital positions as at January 31, 2023 and October 31, 2022.
Regulatory Capital Position

(millions of Canadian dollars, except as noted)		As at
	January 31 2023	October 31 2022
Capital
Common Equity Tier 1 Capital	$82,328	$83,671
Tier 1 Capital	93,086	94,445
Total Capital	106,032	107,175
Risk-weighted assets used in the calculation of capital ratios	531,644	517,048
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	15.5%	16.2%
Tier 1 Capital ratio	17.5	18.3
Total Capital ratio	19.9	20.7
Leverage ratio	4.8	4.9
TLAC Ratio	36.6	35.2

TLAC Leverage Ratio	9.9	9.4

NOTE 22:  SUBSEQUENT EVENTS
Stanford Litigation Settlement
On February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group. Once the settlement is approved by the Court, the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, the Bank has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. Refer to Note 18 for further details.

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 74

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email
tdshinfo@td.com
. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on March 2, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on March 2, 2023 in advance of the call. A listen-only telephone line is available at
416-641-6150
or 1-866-696-5894 (toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at
www.td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on March 2, 2023, until 11:59 p.m. ET on March 17, 2023 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 20, 2023
Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 75